FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2006

PRUDENTIAL PLC

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, UK

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Interim Report 2006

A growth business with strong momentum

Highlights

•        Total European Embedded Value (EEV) basis operating profit £980 million before restructuring costs, up 17 per cent

•        Long-term insurance sales on a present value of new business premiums (PVNBP) basis £9.8 billion, up three per cent; APE of £1,255 million, up nine per cent

•        New business EEV profit £504 million, up 17 per cent

•        Total net inflows for the asset management businesses £5.3 billion, up 138 per cent

•        Total International Financial Reporting Standards (IFRS) basis operating profit £470 million before restructuring costs, down four per cent

•        Targeted cost savings from UK business increased by £110 million per annum to £150 million per annum by 2009

•        EEV shareholders’ funds up to £10.9 billion (end 2005: £10.3 billion*)

•        Interim dividend 5.42 pence per share (2005: 5.3 pence per share)

All figures compared to 2005 constant exchange rates unless stated.

*At reported exchange rates.

2006 unaudited interim results

Results summary

European Embedded Value (EEV) basis results*

	Half year		Half year		Full year
	2006		2005		2005
	£m		£m		£m
UK insurance operations	336		144		426
M&G	100		83		163
Egg	(39)		13		44
UK operations	397		240		633
US operations	350		431		755
Asian operations	374		246		568
Other income and expenditure	(141)		(118)		(244)
UK restructuring costs	(18)		—		—
Operating profit from continuing operations based on longer-term investment returns	962		799		1,712
Goodwill impairment charge	—		(95)		(120)
Short-term fluctuations in investment returns	32		307		1,068
Mark to market movements on core borrowings	168		(29)		(67)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	246		(8)		(47)
Effect of changes in economic assumptions and time value of cost of options and guarantees	21		(143)		(302)
Profit from continuing operations before tax (including actual investment returns)	1,429		831		2,244
Operating earnings from continuing operations per share after related tax and minority interests*	28.0	p	24.4	p	56.6	p
Basic earnings per share	43.8	p	20.7	p	66.9	p
Shareholders’ equity, excluding minority interests	£10.9	bn	£9.1	bn	£10.3	bn

International Financial Reporting Standards (IFRS) basis results*

	Half year		Half year		Full year
	2006		2005		2005
Statutory IFRS basis results
Profit after tax attributable to equity holders of the Company	£449	m	£300	m	£748	m
Basic earnings per share	18.7	p	12.7	p	31.6	p
Shareholders’ equity, excluding minority interests	£5.0	bn	£5.0	bn	£5.2	bn

	Half year		Half year		Full year
	2006		2005		2005
Supplementary IFRS basis information
Total operating profit from continuing operations based on longer-term investment returns	£453	m	£469	m	£957	m
Operating earnings per share from continuing operations after related tax and minority interests	12.7	p	14.0	p	32.2	p

	Half year		Half year		Full year
	2006		2005		2005
Dividends per share declared and paid in reporting period	11.02	p	10.65	p	15.95	p
Dividends per share relating to reporting period	5.42	p	5.30	p	16.32	p
Funds under management	£238	bn	£214	bn	£234	bn

*Basis of preparation

The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. The basis of preparation of statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2005 full year results and financial statements.

Consistent with previous reporting practice, the Group analyses its EEV basis results and provides supplementary analysis of IFRS profit before tax attributable to shareholders, so as to distinguish operating profit based on longer-term investment returns from other constituent elements of total profit. On both the EEV and IFRS bases, operating earnings per share are calculated using operating profits from continuing operations based on longer-term investment returns, after tax and minority interests. These profits exclude goodwill impairment charges, short-term fluctuations in investment returns and the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes. Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movement on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. After adjusting for related tax and minority interests, the amounts for these items are included in the calculation of basic earnings per share.

Group Chief Executive’s review

In the first half of 2006 the Group has continued to build on the momentum established during a successful 2005, with Group operating profit on an European Embedded Value (EEV) basis up 17 per cent to £980 million before restructuring costs in the UK.

Insurance sales were £9.8 billion on a present value of new business premiums (PVNBP) basis, with strong growth in Asia and the US and a steady performance in the UK. Net sales in our asset management businesses more than doubled to £5.3 billion. Difficult trading conditions in the personal loans market resulted in a loss at Egg in the first half of the year but we expect Egg to report an operating profit for the second half.

In line with our forecast that Asia will be cash positive in 2006 there was a net remittance to the Group of £5 million in the first half of the year. Across our UK insurance business and Egg we have increased our cost saving target to £150 million per annum from the £40 million announced in December 2005.

Operational highlights

Insurance and banking

The Group’s insurance businesses delivered an increase of 22 per cent in operating profit before tax on an EEV basis to £1,041 million and the operating profit on an International Financial Reporting Standards (IFRS) basis was £516 million, up eight per cent.

Insurance sales in Asia grew by 27 per cent on a PVNBP basis to £2.3 billion (up 35 per cent on an annual premium equivalent (APE) basis) in the half year building on strong growth in 2005 as a whole. There was continuing strong growth in India up 61 per cent, Korea up 56 per cent, China up 40 per cent, Singapore up 32 per cent and Taiwan up 19 per cent.

The average margin on new business in the region was 10 per cent on a PVNBP basis (2005: 9.4 per cent) and we expect margins for the full year to be maintained at around this level.

In line with our forecast that Asia will be cash positive in 2006 there was a net remittance to the Group of £5 million in the first half of the year. The Group has an unrivalled exposure to the high growth, high return markets in Asia and we continue to expect significant growth as we build on our powerful distribution capability; and to generate increasing levels of cash from the region.

Jackson National Life (JNL), our US business, benefits from a strong presence in all the annuity product areas. Market conditions continue to favour variable annuities and JNL increased its sales by over 50 per cent in the first half of the year well ahead of overall market growth and market share in the first quarter increased to 4.2 per cent. Overall sales in the US increased by 12 per cent on a PVNBP basis (up 12 per cent on an APE basis).

JNL has continued to develop its core Perspective II product with a number of enhancements that have been well received by customers and advisors. Overall margins on new business increased to 4.2 per cent on a PVNBP basis (2005: 3.5 per cent). We will maintain our focus on the variable annuity market and we expect to increase our market share as the ‘baby boomer’ generation looks to generate income from their retirement savings.

Further increases in US interest rates in the second half of the year could lead to a change in the sales mix across the annuity product range. The breadth of our offering in variable, fixed-indexed and fixed annuities means we are well positioned to respond.

The US business generated almost US$300 million of statutory capital in the period and is expected to remit US$180 million to the Group during 2006.

The UK insurance business continued to focus on value. Sales of £4.2 billion on a PVNBP basis were down 12 per cent (down nine per cent on an APE basis) on the first half of 2005 with retail sales remaining stable and retail margins improving. Two large bulk annuity transactions were completed in the first half of 2006 with sales of £1.25 billion on a PVNBP basis. In the first half of 2005 we completed one large transaction of £1.45 billion on a PVNBP basis. There has been some reduction in margins on the bulk annuity business.

The aggregate margin on new business was 3.3 per cent on a PVNBP basis (2005: 3.3 per cent). We will continue to target an internal rate of return on new business of 14 per cent. In the first half we achieved an internal rate of return of 13 per cent.

Egg’s card book is performing well and 153,000 new cards were sold during a successful marketing campaign in the first quarter. Egg has grown its card book by three per cent at a time when the UK card market has contracted by two per cent.

Conditions in the personal loans market, which had begun to deteriorate in 2005, continued to be difficult in the first half of the year. In current market conditions we do not see attractive returns. We have taken action to lower our exposure to personal lending and we expect this to continue for some time. This action adversely affects short-term reported profits but we are confident that it will improve the long-term value of the loan book. Bad debt charges in the first half increased significantly across the unsecured lending industry as a whole and we have taken prudent action by increasing the charge in the first half by 42 per cent. As a result, Egg reported an operating loss before tax of £39 million (2005: profit £13 million).We expect Egg to report an operating profit for the second half.

We are restructuring our UK operations to focus on the opportunities for income in retirement, the wealth and health sectors and retail banking. We will also separate out our mature products and manage these as a specific business area. We are making good progress in integrating our UK insurance operations and Egg following the completion of the buy-back of the Egg minority announced in December 2005.

Following a further review of the combined cost base we are targeting total cost savings of £150 million per annum (inclusive of £40 million per annum savings announced in December 2005) by 2009. These savings are equivalent to 18 per cent of the cost base and one-off costs to be incurred up to 2008 are estimated at £110 million (inclusive of £50 million announced in December 2005). In addition, following the purchase of the minority interest in Egg, we have reorganised the Group’s structure with an expected benefit of £120 million to the Group’s Financial Conglomerates Directive capital position.

Asset management

Supported by continuing excellent investment performance, our asset management businesses in the UK and Asia are performing very strongly with net investment flows more than doubling to £5.3 billion. Operating profit before tax at M&G increased by 20 per cent to £100 million and in Asia first half profits were £22 million (2005: £2 million). External funds under management have increased to £51 billion (2005: £46 billion).

Outlook

Overall, the Group has significant capacity to grow and to build on the strength of our positions in the major retail financial services markets of Asia, the US and the UK.

Our clear focus continues to be to drive profitable growth across each of our businesses as well as leveraging opportunities within each region and across the Group. There remains tremendous scope to increase value for our shareholders and I am confident of the outlook for the Group.

/s/ Mark Tucker

Mark Tucker

Group Chief Executive

27 July 2006

Business review

Group results

Results highlights

		Half year		Half year
	Half year	CER		RER(4)
	2006	2005	Change	2005	Change
	£m	£m		£m
Present value of new business premiums (PVNBP)(1)	9,761	9,507	3%	9,280	5%
Annual premium equivalent (APE) sales(1)	1,255	1,152	9%	1,121	12%
New business profit (NBP)(1)	504	431	17%	416	21%
NBP margin (% PVNBP)(1)	5.2%	4.5%		4.5%
Total European Embedded Value (EEV) basis operating profit(2) (3)	962	837	15%	799	20%
Total International Financial Reporting Standards (IFRS) operating profit(2) (3)	453	489	(7)%	469	(3)%
EEV basis shareholders’ funds (£bn)	10.9	9.1	20%	9.1	20%
IFRS shareholders’ funds (£bn)	5.0	4.9	2%	5.0	—

(1) The details shown include the effect of the £592 million bulk annuity transfer from the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Limited (PRIL), a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund established by a court approved scheme of arrangement in September 1997, whose results are solely for the benefit of SAIF policyholders.

(2) Based on longer-term investment returns from continuing operations. Operating profit is stated excluding short-term fluctuations in investments returns and shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes.

(3) Including restructuring costs.

(4) Reported exchange rate (RER).

In the Business review and Financial review, period-on-period comparisons of financial performance are on a constant exchange rate (CER) basis, unless otherwise stated.

Group results

The Group has continued to grow in the first half of 2006 and this has resulted in a strong set of results.

Growth in sales and the improvement in aggregate new business profit (NBP) margin to 5.2 per cent on a present value of new business premiums (PVNBP) basis and 40 per cent on an annual premium equivalent (APE) basis led the Group to achieve NBP growth of 17 per cent. This, together with significant growth from the fund management operations and the increase in profits from the in-force insurance business partially offset by a loss in Egg, led to an increase of 15 per cent over the first half of 2005 in total European Embedded Value (EEV) basis operating profits.

On an International Financial Reporting Standards (IFRS) basis, operating profits were down seven per cent on the same period last year. Last year’s result included one-off profits in Asia of £34 million. The loss in Egg is offset by significant growth in the US and the asset management businesses.

Basic earnings per share based on total EEV basis for the half year after minority interests were 43.8 pence for the half year of 2006, compared with a figure of 20.7 pence for the prior year. Basic earnings per share, based on total IFRS profit for the half year after minority interests, were 18.7 pence, up six pence from 2005 half year figure of 12.7 pence.

Impact of currency movements

Prudential has a diverse international mix of businesses with a significant proportion of its profit generated outside the UK. In preparing the Group’s consolidated accounts, results of overseas operations are converted at rates of exchange based on the average of the year to date, whilst shareholders’ funds are converted at period-end rates of exchange.

Changes in exchange rates from year to year have an impact on the Group’s results when these are converted into pounds sterling for reporting purposes. In some cases, these exchange rate fluctuations can have a significant effect on reported results. For example, growth in the Asia new business profit on an EEV basis was 43 per cent at reported exchange rates (RER), compared to 34 per cent at CER.

Consequently, the Board has for a number of years reviewed and reported the Group’s international performance on a CER basis. This basis eliminates the impact from conversion, the effects of which do not alter the long-term value of shareholders’ interests in the non-UK businesses.

In the Business review and Financial review, period-on-period comparisons of financial performance are on a CER basis, unless otherwise stated.

Insurance

United Kingdom

	Half year	Half year
	2006	2005	Change
	£m	£m

PVNBP	4,224	4,797	(12)%
APE sales	484	533	(9)%
NBP	138	159	(13)%
NBP margin (% PVNBP)	3.3%	3.3%
Total EEV basis operating profit*	336	144	133%
Total IFRS operating profit*	205	187	10%

*Excluding restructuring costs.

Prudential UK continued to focus on value rather than volume during the first half of 2006 with the new business margin of 3.3 per cent remaining in line with 2005. PVNBP fell 12 per cent on 2005, while on an APE basis sales fell nine per cent to £484 million from the corresponding period last year. APE sales in the first half of 2006 included £59 million from the acquisition of in-force pension annuities from the Scottish Amicable Insurance Fund (SAIF) in June 2006 and £66 million from the acquisition of pension annuities from Royal London in January 2006. The 2005 result included APE sales from the Phoenix Life and Pensions (PLP) transaction of £145 million, completed in June 2005. Excluding bulk annuity business, retail APE sales increased one per cent on 2005.

On an APE basis, the new business margin fell to 29 per cent, down from 30 per cent at the half year 2005. This primarily reflects an adverse shift in sales mix due to a reduced proportion of bulk annuity and Department of Work and Pensions (DWP) rebate business, and the negative impact of economic assumption changes which were offset by an increase in annuity yield margins.

An overall increase in retail margins (including DWP rebates) was offset by a decline in the bulk annuity margin reflecting increased competition in this market. This margin movement and the fall in sales volumes led to the overall decline in NBPs, down from £159 million to £138 million.

Total EEV basis operating profits increased 133 per cent, the 2005 result being impacted by a persistency assumption change. Prudential UK continues to monitor closely mortality and persistency experience. Current experience is in line with our assumptions.

Strong growth in IFRS profits attributable to the with-profits fund (due to excellent investment returns achieved in 2005 and the subsequent bonus announcement made in February 2006) and increased annuity profits led to an overall increase in IFRS profits of 10 per cent.

Bulk annuity sales fell 29 per cent on the first half of 2005 to £128 million. This is due largely to the completion of the large PLP back-book transaction in 2005 (£145 million APE) as well as the challenging conditions seen in the bulk annuity market in the first half of 2006.

Despite the slowdown seen in the first half of 2006, Prudential UK believes that there is significant potential within this market and it is well positioned to benefit given its strong brand, financial strength, extensive annuitant mortality risk assessment capabilities and its well regarded fixed income fund management teams allowing it to pursue an optimal investment strategy. However, Prudential UK will not chase headline growth but instead, maintain its focus on value. In particular, it will only look at transactions that generate an acceptable rate of return.

The first half of 2006 saw the completion of two further back-book transactions. In January, Prudential reached agreement with Royal London to acquire the portfolio of in-payment pension annuities that had been written primarily under the Royal London brand but which also included some annuities written under the Refuge Assurance brand. The transaction generated premium income of £66 million on an APE basis. In June, Prudential Assurance Company (PAC) agreed to reinsure the non-profit immediate pension annuity portfolio of the SAIF to Prudential Retirement Income Limited (PRIL). SAIF is a closed sub-fund established by a court approved Scheme of Arrangement in September 1997, in which Prudential shareholders have no economic interest. It contains a large proportion of the business originally written by the Scottish Amicable Life Assurance Society that was acquired by PAC in September 1997. The reinsurance premium for this transaction was £59 million on an APE basis.

Retail sales were up one per cent on 2005. Increased sales of individual annuities, with-profit bonds and offshore bonds were offset primarily by a decline in protection sales and DWP rebate business.

Total individual annuity APE sales for the first half of 2006 were up three per cent on the corresponding period last year at £114 million. This reflects the particularly strong second quarter performance in which APE sales were up 12 per cent on the same period last year.

The with-profits bonus announcement made in February 2006 was well received by both customers and advisers and contributed to increased interest in with-profit bonds and with-profit annuities with sales growth of 50 per cent and over 100 per cent respectively. Sales of with-profit annuities also benefited from the favourable comparison of their returns with the decline in conventional annuity rates seen in 2005 and early 2006.

Increased offshore bond sales (up 133 per cent) were offset by a decline in unit-linked bond sales (down 31 per cent) as Prudential chose to continue its focus on value, not volume. Within the unit-linked bond market, Prudential is focusing on intermediaries where it anticipates good persistency and thereby avoids the recycling of business which has been seen recently. Prudential has structured its commission rates in accordance with this strategy.

In line with this focus on value for both the customers and advisers, Prudential launched its new Flexible Protection Plan in July 2006. This innovative new protection product is designed to pay critical serious illness claimants earlier and more often than traditional protection products with, on average, four times as many serious illnesses covered. Payments will be based on severity levels and multiple claims for the same or new illness will be possible. This will be sold initially through Prudential’s Direct channel and a number of financial advisers specialising in the protection market.

As a result of the mailing to its 440,000 customers contracted-out of the State Second Pension (S2P) for the 2005/2006 tax year, approximately 132,000 customers elected to contract back into the State scheme resulting in a decline in DWP rebate business of 30 per cent in the first half of 2006.

PruHealth continues to grow strongly with over 50,000 individuals now covered, a number that has almost doubled in the last six months. Contributing to this growth is the number of companies adopting PruHealth for their employee healthcare schemes, including British Airways voluntary scheme, Smith and Nephew and Norton Rose.

In June, Prudential and Royal London signed a partnership agreement under which Royal London will offer Prudential’s annuity products on an exclusive basis to customers with maturing pensions originally written under the Royal London, Refuge and United Assurance Group (UAG) brands. The agreement, which is expected to take effect from September 2006 and run for five years, will cover new vesting annuities resulting from a range of pension policies.

In addition, Prudential and Royal London have reached agreement to reassure (and subsequently transfer) to Prudential all pension annuities arising from vestings between July 2005 and October 2006, for policies written under the same brands. This supplements the agreement reached between Prudential and Royal London in

January 2006 for Prudential to acquire the portfolio of in-payment pension annuities which were already in payment at 1 July 2005, and which again arose from vestings of policies written under the Royal London, Refuge and UAG brands.

Prudential has signed an exclusive five year agreement with Threadneedle as their supplier of annuities for Threadneedle’s Stakeholder Scheme along with future defined contribution schemes which Threadneedle acquires. This is a new area for Prudential which builds on its experience in providing annuities to customers of life insurance companies. With the future growth in defined contribution schemes within the UK we expect more agreements of this type in the future.

In December 2005, Prudential announced total annualised pre-tax cost savings across the combined UK and Egg business of £40 million by the end of 2007. To help achieve this, Prudential UK has been reorganising its structure during the first half of 2006 to allow it to integrate the Egg banking business. This will allow the UK business to achieve greater efficiencies and thereby position itself to better meet its customers’ needs, reduce costs and generate greater shareholder value. The business has been restructured to focus on the opportunities in the income in retirement, wealth and health and retail banking markets and mature products have been separated out and will now be managed as a specific business area. All of these areas now share single support functions, thereby reducing duplication across the two businesses.

An end-to-end review of the UK business aimed at reducing the overall cost base is under way. Total UK and Egg pre-tax cost savings are expected to be £150 million per annum by 2009. This includes the saving of £40 million previously announced in December 2005. £100 million will come from shareholder business and £50 million from policyholder business. The savings are currently expected to be neutral on an EEV basis but will benefit IFRS profits and the cash position of the integrated UK business. In total the cost of implementing these measures are expected to be £110 million pre-tax of which £70 million relates to the shareholder and £40 million to the policyholder. In the first half of 2006, a charge of £12 million ‘restructuring’ costs on an EEV basis and £11 million on an IFRS basis has been taken in relation to this in the UK.

The cost savings will be achieved by way of functional restructuring, site rationalisation and control of discretionary spend.

The With-Profits Fund benefited from a pre-tax investment return of 4.2 per cent in the first half of 2006 compared with 7.4 per cent in the comparable period of 2005. Over the last five years (to 30 June 2006), the With-Profits Fund has delivered a pre-tax total return of 48.9 per cent compared with the return on the FTSE All Share (Total Return) index over the same period of 27.8 per cent. The fund remains strong with an inherited estate estimated to be around £8.7 billion as at 30 June 2006, on a realistic valuation basis, compared with approximately £8.0 billion at the end of 2005. The PAC long-term fund is currently rated AA+ by Standard & Poor’s, Aa1 by Moody’s and AA+ by Fitch Ratings.

The table below shows the change in the investment mix of Prudential’s main with profits fund:

	Half year	Full year	Full year
	2006	2005	2004
	%	%	%
UK equities	37	40	33
International equities	17	19	15
Property	16	15	18
Bonds	25	21	29
Cash and other assets classes	5	5	5

Prudential UK will continue to pursue profitable opportunities in its chosen product areas and distribution channels in 2006 maintaining its focus on maximising value and return on capital.

United States

		Half year		Half year
	Half year	CER		RER
	2006	2005	Change	2005	Change
	£m	£m		£m
PVNBP	3,209	2,875	12%	2,749	17%
APE sales	323	288	12%	275	17%
NBP	134	99	35%	95	41%
NBP margin (% PVNBP)	4.2%	3.5%		3.5%
Total EEV basis operating profit*	350	451	(22)%	431	(19)%
Total IFRS operating profit*	227	178	28%	169	34%

*Continuing operations.

Period-on-period comparisons of financial performance are on a CER basis, unless otherwise stated.

Jackson National Life (JNL), our US insurance business, had a strong first half to the year delivering PVNBP and APE sales growth of 12 per cent whilst maintaining the strong new business profit (NBP) margins achieved during 2005. JNL again delivered record variable annuity sales during the first half of 2006, and has now recorded seven consecutive record quarters of variable annuity growth.

Innovation in product design continues to be a key driver of JNL competitiveness, and during the first half of 2006 79 per cent of retail sales related to products and product features launched since the beginning of 2005. In January JNL added a five per cent annual benefit increase option to its popular lifetime guaranteed minimum withdrawal benefits (GMWB). In February, the company launched two new fixed index annuity contracts, Elite Choice and Elite Choice Rewards, which expanded the number of fixed index annuity products JNL offers to five. In May, JNL added five new GMWB options that provide contract holders with a guaranteed return of premium and lifetime income. Additionally, JNL expanded its variable annuity fund offering during the first half of the year.

The organisational flexibility and competency in execution which enables this product innovation, coupled with a powerful distribution model and strong service offering increased JNL’s share of the variable annuity market to 4.2 per cent during the first quarter (VARDS), up from 3.3 per cent at the same time last year. JNL also improved its share of variable annuity sales through the independent broker-dealer channel to 10.4 per cent at the end of the first quarter, up from 5.4 per cent two years ago, and 8.1 per cent at the same point in 2005.

At the 2006 half year, JNL had US$70.7 billion in GAAP assets. Of this total, US$21.0 billion related to variable annuity assets, an increase of US$2.9 billion compared to 2005 year-end, and up US$5.6 billion from 12 months ago, further diversifying JNL’s earnings towards fee-based income.

The 12 per cent growth in APE sales to £323 million during the first half of 2006 reflects a 26 per cent increase in retail sales. This growth was driven by a 52 per cent increase in variable annuities to £189 million against market growth of 20 per cent (VARDS) in the year to March 2006. The increased variable annuity sales more than offset a reduction in sales of both fixed annuities and fixed index annuities, down 28 per cent to £31 million and six per cent to £29 million respectively. Entry spreads for fixed annuities continued to be challenging during the first half of the year, which limited the attractiveness of the market to JNL. To the end of May 2006 the fixed annuity market was down 9.3 per cent from the same point in the prior year (LIMRA).

Fixed index annuity sales continued to be impacted by the uncertain regulatory environment in the US, with total market sales to March 2006 down two per cent (LIMRA) from the prior year.

Institutional APE sales of £65 million, a market in which JNL participates on an opportunistic basis, were down 23 per cent from the prior year.

NBP of £134 million was 35 per cent above the prior year, reflecting both a 12 per cent increase in APE sales and an increase in margin from 35 per cent to 41 per cent half year on half year. The increase in margin reflects a favourable business mix; economic assumption changes, including the increase in the equity risk premium; and positive effects from the increase in election of high margin guaranteed benefit options on variable annuity contracts.

Total EEV basis operating profit at the half year 2006 was £350 million compared to £451 million in the prior year. In-force EEV profits of £212 million were 37 per cent below prior year profit of £339 million, primarily reflecting the inclusion in 2005 of an operating assumption change relating to price increases introduced on two older books of term life business representing £142 million, partially offset by an increase in the unwind of the in-force business during the first half of 2006. The unwind increased as a result of a higher opening embedded value and a higher risk discount rate as long-term interest rates increased.

The growth in IFRS operating profit of 28 per cent from the prior year to £227 million primarily reflects an increase in spread and fee income over the first half of 2005. The improved spread income from prior year relates primarily to spread earned on fixed index annuity assets and earnings in excess of the target on the regular portfolio, partially offset by lower spread from non-recurring make-whole and mortgage prepayment fees. Higher fee income of £59 million over prior year was primarily driven by higher separate account assets given the growth in variable annuity sales, and an improvement in the average fees generated from those assets given the increase in election of high margin guaranteed option benefits.

National Planning Holdings (NPH), JNL’s independent broker network, had a strong first half to the year with profits up 33 per cent to £4 million. NPH, which is a network of four independent broker-dealers, increased sales through the network to US$6.1 billion in the six months to June 2006, an increase of 27 per cent over the prior year. NPH has also increased the number of registered advisors in its network to 2,660 at the half year, up from 2,421 in the prior year, further extending JNL’s footprint in broker-dealer distribution.

Curian Capital, which offers customised separately managed accounts, recorded improved results with losses of £4 million in the first half improved from losses of £6 million in the prior year, as it continues to build scale in assets under management. At 30 June 2006 Curian Capital had US$1.98 billion (£1.07 billion) of assets under management compared with US$1.35 billion (£731 million) at the same point in the prior year.

In June 2006, JNL announced a new branding campaign designed to increase awareness of JNL’s rich tradition, bold vision and innovative approach to developing and delivering a range of retirement planning solutions.

JNL continues to deliver growth in the attractive US market and has further enhanced its competitive advantage in the variable annuity market, offering the product and service solutions that both customers and advisors want. With a continued focus on product innovation, a proven relationship-based distribution model, award winning service and excellence in execution, JNL is well positioned to take advantage of the changing demographics and resulting opportunities in the US market.

Asia

		Half year		Half year
	Half year	CER		RER
	2006	2005	Change	2005	Change
	£m	£m		£m
PVNBP	2,328	1,835	27%	1,734	34%
APE sales	448	331	35%	313	43%
NBP	232	173	34%	162	43%
NBP margin (% PVNBP)	10.0%	9.4%		9.3%
Total EEV basis operating profit*	359	269	33%	252	42%
Total IFRS operating profit**	88	126	(30)%	116	(24)%

*Excluding fund management operations, development and Asia regional head office expenses.

**Excluding fund management operations, development and Asia regional head office expenses. Half year 2005 includes exceptional items totalling £44 million.

Prudential continues its profitable growth in Asia through leveraging its multi-channel distribution capabilities and profitable and capital efficient products, well known brand and strong local management teams.

Across the region, new business growth remains strong at 27 per cent above the first half of 2005 on a PVNBP basis and 35 per cent on an APE basis. New business margins on APE are in line the same time last year at 52 per cent. Changes in geographic mix towards the higher growth, but lower margin markets of India and Korea were offset by an improved product mix. The proportion of linked business has increased from 58 per cent last half year to 66 per cent in 2006 on a PVNBP basis, and Asia have sold a lower proportion of lower margin linked business in Taiwan which was a feature of the results last year. Operating experience variances are marginally negative at £2 million. Excluding last half year’s one-off exceptional items of £44 million, which included the release of reserves in Singapore, IFRS profits have increased by seven per cent to £88 million.

Prudential has developed its Asian business with a focus on building profitable and sustainable scale. This has led to a strong emphasis on product profitability and capital efficiency, and the business today has an average new business capital strain of less than three per cent of PVNBP. As a result, and in line with prior expectations Prudential Corporation Asia became a net capital contributor in the first half of 2006 with a net repatriation of £5 million. This occurred even while, as noted above, the business grew by 35 per cent on an APE basis.

Our Korean business grew 65 per cent over the first half of 2005 and has now become our largest country market in Asia in terms of new business APE. New business margin, at 38 per cent, is in line with the full year 2005. Our multi-channel approach is highly effective in Korea. Proprietary distribution continues to grow with the addition of nearly 400 financial consultants for a total force of over 1,600. These are highly professional agents and are twice as productive as Prudential Corporation Asia’s regional average. We are also growing the broker network through providing attractive levels of service and support. Bank distribution continues to develop despite being constrained by regulatory volume caps imposed on our partner banks.

Our joint ventures in the large growth markets of India and China grew rapidly as well. ICICI-Prudential in India grew new business APE by 100 per cent over the same period last year driven by continued geographic expansion. There was a further boost to sales volumes in the second quarter due to a regulatory driven cessation of the current form of linked products. New linked products launched from 1 July 2006 have features designed to ensure customers take a longer-term view of insurance products.

In the first half of 2006, new business APE for our China joint venture increased by 36 per cent over the same period in 2005. CITIC-Prudential now has 14 city licenses up from 10 at 31 December 2005, and 11 cities operational with Wuxi (Jiangsu province) being licensed and launched in 2006. CITIC-Prudential has also been granted life licenses in Jiangmen in Guangdong province and further new provincial capitals, Jinan in Shandong and Hangzhou in Zhejiang province.

Our business in Indonesia continues to grow apace with a 45 per cent increase in new business over the same period last year. Prudential has been in Indonesia for 10 years and the operation is now well established with a high proportion of unit-linked business, good new business margins and reporting profits on an IFRS basis. At 28,000, agent numbers are almost doubled from last year. The life insurance market in Indonesia is still very much in its infancy and has considerable long-term potential.

Turning to the established markets, Singapore’s first half new business growth on an APE basis was 32 per cent. Prudential has been a leading player in Singapore for many years, one of Asia’s more competitive markets; however, during the first half of 2006 we have been able to leverage Prudential’s regional and international fund management expertise to launch an appealing series of unit-linked funds to drive growth in single premiums of 64 per cent compared to the same period last year.

In Hong Kong, whilst new business volumes have increased more modestly at 10 per cent compared to last year, margins have increased from 52 per cent to 67 per cent driven by new products and higher productivity from the agency force.

In Malaysia, new business volumes have remained essentially in line with last year. During the first half of 2006, the Malaysian agency force was adjusting to a series of regulatory changes that started in the second half of 2005 affecting policy illustrations, minimum sum assureds and delays to new product approval. New business volumes remained in line with last year. In January 2006, Prudential and Bank Simpanan Nasional (BSN) were awarded a takaful (Islamic compliant life insurance) license to develop and market life insurance products to Muslim Malays who make up more than 60 per cent of the population. BSN (formerly the Post Office Savings Bank), is wholly owned by the Ministry of Finance and is one of the major banks in Malaysia with a nationwide network of 391 branches. This new joint venture will also use Prudential’s tied agency distribution and is expected to launch in the third quarter of this year.

In Taiwan, the emphasis remains on capital efficient unit-linked products and new business has grown by 25 per cent compared to a weak first half last year. New business margins have increased from 39 per cent to 52 per cent reflecting a lower proportion of the retirement orientated linked product sold in the first half of last year.

Prudential’s other markets of the Philippines, Thailand and Vietnam collectively remained in line with prior year. Prudential continues to retain its clear market leading position in Vietnam. The business is now generating profits under the IFRS basis, and we expect to launch unit-linked products in the second half of this year. In Thailand, we have recently opened the market’s largest telemarketing call centre to take advantage of the significant direct marketing opportunity.

In summary, Prudential continues its excellent track record of building a profitable business in Asia with the ability to drive strong growth and increasing capital generation.

Asset management

M&G

	Half year	Half year
	2006	2005	Change
	£m	£m
Gross investment flows	6,795	3,579	90%
Net investment flows	3,595	1,680	114%
Underlying IFRS operating profits before performance-related fees	91	68	34%
Total IFRS operating profit	100	83	20%

Record net fund inflows and market leading investment performance led to M&G delivering a 34 per cent increase in underlying profit in the first half of 2006. Underlying profits (excluding performance-related fees) were £91 million in the first six months of the year, compared to £68 million for the same period last year. M&G’s operating profit including performance fees was £100 million, an increase of 20 per cent.

M&G delivered an exceptional level of fund inflows in the first six months of the year, which reflects M&G’s leading position in retail fund management, institutional fixed income, pooled life and pensions funds, property and private finance. Gross fund inflows were £6.8 billion, an increase of 90 per cent on the same period last year. Net fund inflows more than doubled to £3.6 billion, which is already 93 per cent of total net inflows achieved in the whole of 2005.

Gross fund inflows into M&G’s retail businesses were their highest ever at £3.6 billion and were more than double those achieved in the first half of last year. Net fund inflows saw a near fourfold increase to £1.7 billion and have already exceeded the total net flows last year. This was on the back of excellent fund performance across M&G’s equity, fixed income and property funds, which over the last three years has seen 77 per cent of M&G retail funds beating their UK sector average and 45 per cent delivering top quartile performance.

M&G’s institutional businesses also enjoyed an excellent first half to the year. Gross fund inflows grew by 64 per cent to £3.2 billion and net inflows by 51 per cent to £1.9 billion. M&G continued its successful strategy of generating attractive new revenue streams using expertise developed for internal funds with the roll-out of its Episode global macro strategy to external clients. M&G’s successful Collateralised Debt Obligation (CDO) programme continued with the launch of two new CDOs in the first half of 2006, bringing the total number launched to 13.

Asia

		Half year		Half year
	Half year	CER		RER
	2006	2005	Change	2005	Change
	£m	£m		£m
Net investment flows	1,709	571	199%	548	212%
Total IFRS operating profit*	22	3	633%	2	1,000%

*IFRS operating profit in 2005 was £12 million on RER, offset by £10 million of exceptional charges.

The Asian fund management business achieved a record first half year, delivering the highest first half inflows since the business was launched. Net inflows of £1.7 billion were up 212 per cent on the same period in 2005. Of the £1.7 billion in net inflows, £1.4 billion was in longer-term equity and fixed income products and £0.3 billion was in shorter-term money market funds. Third party funds under management in Asia at the half year were £10.9 billion, up 12 per cent compared to the end of the first half of 2005. In August last year, ICICI increased its stake in Prudential’s Indian asset management joint venture from 45 per cent to 51 per cent. As a result, Prudential no longer consolidates this business at 100 per cent and the 2006 half year numbers are reported at 49 per cent. On a comparable basis, third party funds under management grew 27 per cent from the first half of 2005.

The strength of the Asian fund management business’s geographic diversification, product innovation and delivery and strong fund performance has resulted in continued strong net inflows, especially in Korea and India. In India, our joint venture increased its funds under management to £3.7 billion** to become the number one ranked asset management company in India, overtaking a local incumbent that had held this rank since 1964. Prudential’s first fund launch in China in April 2006 generated new inflows of £205 million (Prudential’s share was £68 million).

Total funds under management as at 30 June 2006 were £26.2 billion, up 11 per cent on the first half of 2005. On a comparable basis adjusting as noted above for India the growth was 16 per cent. On an IFRS operating profit basis, profits for the first half were £22 million compared with £3 million for the same period in 2005. The first half profit numbers for 2005 were reduced by £10 million of exceptional charges related to bond funds in Taiwan. Excluding these charges profits grew by 69 per cent in the first half of 2006 when compared to the first half of 2005.

Prudential remains confident that its fund management business is ideally positioned to capitalise on the opportunities to grow this business strongly and profitably.

**Based on 100 per cent, Prudential only reports its 49 per cent share of funds under management and profits.

PPM America

		Half year		Half year
	Half year	CER		RER
	2006	2005	Change	2005	Change
	£m	£m		£m
Funds under management (£bn)	38	40	(5)%	41	(7)%
Total IFRS operating profit	4	16	(75)%	15	(73)%

PPM America (PPMA) is the North American institutional investment manager of Prudential. PPMA’s IFRS operating profits of £4 million are down from £16 million in the prior year. The decrease is primarily due to an £8 million reduction in investment related income primarily due to a one-off revaluation in 2005 of an investment vehicle managed by PPMA, and an increase in long-term incentive plan expense in 2006.

PPMA, which specialises in public and private fixed income and equity, and real estate securities, and, through its affiliate PPM Finance, Inc., commercial mortgage lending, had funds under management of US$70 billion at half year 2006 (including PPM Finance) down from US$73 billion in the prior year, of which 69 per cent relates primarily to JNL policyholder assets, 29 per cent to funds managed on behalf of other Prudential UK and Asian affiliates, and two per cent to funds managed for external clients, including CDOs and similar products.

Banking

Egg

	Half year	Half year
	2006	2005	Change
	£m	£m
IFRS operating profit from continuing operations*	(39)	13	(400)%
Highlights of banking business:*
Net interest income	163	146	12%
Non-interest income	71	105	(32)%
Cost-to-income ratio	45.9%	44.2%	—
Bad debts	(166)	(117)	(42)%

*Excluding Funds Direct as being discontinued and re-engineering costs related to integration with Prudential UK.

Egg made a loss of £39 million for the first half of 2006, compared with a profit of £13 million for the same period in 2005. This performance is driven by a significant increase in bad debt charges (£49 million higher than the first half of 2005) in line with the rest of the unsecured lending industry. Within the Egg book the higher charge also reflects above average bad debt emerging from a specific cohort of the loan portfolio written in 2004. Additionally, non-interest income has fallen as a result of reduced sales of Payment Protection Insurance (PPI) products. Egg has made the decision to reduce new loan volumes by raising the threshold for new applicants consistent with its stated desire to only write new business that meets its hurdle return on capital threshold.

Egg is expecting to report an operating profit for the second half of 2006.

Egg had a strong performance in new credit card customer acquisition in the first quarter of 2006 with its balance switcher proposition delivering a record quarter in card issuance (153,000 visa cards). This was achieved despite a lower acceptance rate than previous due to the increase in thresholds to maintain the above industry average credit quality of the card book.

Egg’s card book is performing well in a difficult market where consumers are spending and borrowing less on average. Outstanding balances across the industry have contracted by two per cent in the year to May, whilst Egg’s balances have increased by three per cent to May.

Revenues have decreased by £17 million over the same period in 2005 primarily due to the strategic decision to scale back on new loans and the resultant impact on PPI sales. Whilst this partial withdrawal has driven an approximate £30 million year-on-year deficit in Egg’s first half 2006 results, it will not impact long-term value as the loans being written in 2006 are of higher credit quality due to scorecard changes that we have continued to make consistent with our risk appetite. The benefit of these changes is expected to flow through in lower bad debt charges in 2007 to 2009.

Income from the credit card book rose by £16 million year-on-year, despite absorbing an additional £10 million IFRS cost associated with card acquisitions in the first quarter (which will reverse over the second half of 2006). The income was mostly driven by a 100bps increase in the headline APR in August 2005 and the extension of fees on balance transfers.

The bad debt charge in the first half of 2006 is significantly higher compared to last year (£49 million). This has predominantly been driven by the expected emergence of bad debt from the maturing card and loan portfolios after consistent periods of growth. This is exaggerated by a higher than expected ongoing bad debt charge from 2004 loan business. We believe that these charges are consistent with, or more favourable than, the higher bad debt charges being reported across the industry.

For the first half of 2006, Egg has also incurred £6 million of restructuring costs to deliver standalone cost and synergy savings committed to as part of the integration with Prudential’s UK operations. The benefits of these synergies will be seen in 2006 and beyond.

Financial review

Sales and funds under management

Prudential delivered overall sales growth during the first half of 2006 with total new insurance sales up three per cent, on a present value of new business premium (PVNBP) basis, to £9.8 billion at constant exchange rates (CER). This resulted in insurance sales of £1.3 billion on the annual premium equivalent (APE) basis, an increase of nine per cent on 2005. At reported exchange rates (RER), APE sales were up 12 per cent on the half year of 2005.

Total gross investment sales were £16.8 billion, up 27 per cent on 2005 at CER. Net investment sales of £5.3 billion were more than double net investment sales in 2005 at CER.

Total investment funds under management increased by 10 per cent at RER from £46.3 billion at 31 December 2005, to £51.1 billion at 30 June 2006, reflecting net investment flows of £5.3 billion and net market and other movements of negative £0.6 billion.

At 30 June 2006, funds under management were £237.5 billion, an increase of one per cent from 2005 year end at RER.

European Embedded Value (EEV) basis results

EEV basis operating profits

Total EEV basis operating profit from continuing operations of £962 million was up 15 per cent on a CER basis and up 20 per cent on a RER basis reflecting strong growth from Prudential’s insurance and fund management businesses.

Group new business profit (NBP) from long-term business of £504 million was up 17 per cent on the prior year at CER, reflecting strong growth in Asia and the US, up 34 per cent and up 35 per cent respectively. The Group’s new business margin, on a PVNBP basis, increased from 4.5 per cent for the first half of 2005 to 5.2 per cent for the first half of 2006.

Total in-force profit of £537 million was up 28 per cent on 2005 on a CER basis. This resulted from strong growth in the UK and Asian operations offset by a fall in the US.

In aggregate net operating assumption changes were small at negative £8 million while experience variances and other items together were a positive £18 million.

UK insurance operations

EEV basis operating profit of £336 million was up 133 per cent on 2005.

New business profit of £138 million was down 13 per cent on the first half of 2005, reflecting both a decline in sales volumes and a fall in NBP margin on an APE basis from 30 per cent in the first half of 2005 to 29 per cent in 2006. The PVNBP margin remained in line with 2005 at 3.3 per cent.

The decrease in APE margin primarily reflects a shift in sales mix with a lower proportion of bulk annuity sales and a negative effect from economic assumption changes partly offset by an increase in annuity yield margins. The bulk annuity margin fell from 2005 due to increased competitiveness in the market. This was offset by an increase in the retail margin.

The weighted average post-tax Internal Rate of Return (IRR) on the capital allocated to new business growth in the UK was unchanged from the first half of 2005, at 13 per cent.

In-force profit of £198 million was up on the first half of 2005 reflecting an increase in unwind (due to increase in equity risk premium from three per cent to four per cent, an increase in the opening embedded value and an increase in the risk free rate) offset by a number of other items including service company losses, continued regulatory costs, losses in PruHealth and £24 million for tax related items. The 2005 result included a charge of £148 million in respect of a persistency assumption change. There were no operating assumption changes in 2006. Prudential continues to closely monitor mortality and persistency experience and during the first half of 2006 these performed in line with our assumptions.

US operations

In the US, EEV basis operating profit from long-term operations was £346 million, down 21 per cent at CER and down 17 per cent at RER from the prior year.

At CER, NBP increased by 35 per cent, and at RER by 41 per cent, to £134 million, reflecting a 12 per cent increase in PVNBP sales and an increase in margin on a PVNBP basis from 3.5 per cent at half year 2005 to 4.2 per cent at the half year 2006.

APE sales also improved by 12 per cent at CER, and the margin on an APE basis improved from 35 per cent to 41 per cent. The increase in margin from prior year reflects a favourable business mix; economic assumption changes, including an increase in the equity risk premium; and positive effects from the increase in election of high margin guaranteed benefit options on variable annuity contracts.

For Jackson National Life (JNL), the average IRR on new business in the first half of 2006 was 17 per cent.

EEV basis operating profits

		Half year		Half year
	Half year	CER		RER
	2006	2005	Change	2005	Change
	£m	£m		£m
New business profit (NBP)	504	431	17%	416	21%
Business in force	537	420	28%	399	35%
Long-term business	1,041	851	22%	815	28%
Asia development expenses	(7)	(8)	13%	(8)	13%
Other operating results	(54)	(6)		(8)
UK restructuring costs	(18)	—		—
Total	962	837	15%	799	20%

At CER, the in-force profit for the half year decreased from £339 million in the prior year to £212 million. At RER, in-force profit decreased from £324 million to £212 million. This decrease is primarily due to an operating assumption change in 2005 following price increases introduced on two older books of term life business (£142 million), partially offset by an increase in the unwind of the in-force book, and an improved spread variance. The 50 per cent increase in the unwind at CER is primarily due to an increase in the risk discount rate. At CER the spread variance is up 20 per cent to £60 million at half year 2006, primarily reflecting achieved spreads in excess of the current weighted portfolio target on the regular portfolio. Also included within the spread variance is £16 million of non-recurring items including mortgage prepayment fees, make-whole payments and total return swap income. JNL expects to continue to achieve spread income ahead of target in the second half, although at lower levels than achieved in the first half.

Asia operations

EEV basis operating profit from long-term operations (excluding development and regional head office costs) was £359 million for the half year, up 33 per cent at CER and 42 per cent at RER on half year 2005.

NBP increased by 34 per cent, at CER, over the first half of 2006 to £232 million compared to the same period in 2005, reflecting the strong sales increase and the maintained NBP margin on an APE basis of 52 per cent compared to the same period in 2005.  The margin remained constant as a positive effect due to product mix was offset by the negative impact of country mix with a higher proportion of new business being from the relatively lower margin markets of Korea and India, which now contribute 37 per cent of APE sales. Margin on a PVNBP basis at half year 2006 is 10.0 per cent compared to 9.4 per cent in 2005.

In-force operating profits (excluding development expenses and regional head office costs) in Asia of £127 million for the first half of 2006 represent an increase of 32 per cent over the same period for 2005 at CER, which included changes of assumptions.

In Asia, IRRs on new business at a country level are targeted to be 10 per cent over the country risk discount rate. Risk discount rates vary from 5 to 18 per cent depending upon the risk in each country market. These target rates of return are average rates and individual products could be above or below the target. In aggregate, IRR on new business exceeded 20 per cent on average new business discount rates for the first half of 2006 of 9.9 per cent.  However, Thailand and Japan which have yet to reach scale, did not exceed their target.

Asset management, banking and other

M&G

M&G’s total operating profit was £100 million, an increase of £17 million (20 per cent) on the first half of 2005. This growth in profits, which has resulted in M&G achieving interim operating profits of £100 million for the first time, continues to be driven by higher revenue from both existing and new business lines.  Strong net sales have been consistently delivered from retail and institutional customers which, when combined with higher market levels, has resulted in assets under management growing from £126 billion at the end of 2004 to £155 billion at June 2006, an increase of 23 per cent.

Underlying profits of M&G increased to £91 million, a 34 per cent increase on 2005. Underlying profits better reflect the improving performance of the business as they are stated before more volatile performance related fees (PRFs) and carried interest, the latter of which fell sharply in the first half of 2006 following two years in which significant but unsustainable income has been delivered.  In the first half of 2006, M&G earned PRFs of £6 million (first half 2005: £3 million) and carried interest of £3 million (first half 2005:  £12 million).

US broker-dealer and fund management businesses

The broker-dealer and fund management operations reported a total profit of £8 million, compared with £19 million in the first half of 2005. This reflects a decrease in profits from PPM America (PPMA), arising primarily due to an £8 million reduction in investment related income primarily due to a one-off revaluation in 2005 of an investment vehicle managed by PPMA, and an increase in long-term incentive plan expense in 2006.

National Planning Holdings recorded profits of £4 million for the first half of 2006, an increase of 33 per cent from the prior year.

Curian

Curian provides innovative fee-based separately managed accounts. Curian incurred losses of £4 million compared to a loss £6 million in the prior year, as the business continues to build scale. At 30 June 2006, Curian had assets under management of £1.07 billion compared to £731 million in the prior year, an increase of 46 per cent at CER.

Asian fund management business

The fund management business in Asia has expanded into new markets in the past few years and is now in 10 markets across Asia. Geographic diversification along with this growth in scale has resulted in a strong upward trend in profits.

Profit from Asia fund management operations was £22 million for the half year, up 633 per cent from 2005 on CER, or 69 per cent on CER basis excluding the one-off charge of £10 million in 2005.  This was driven from a 12 per cent increase in retail funds under management with significant contributions to the growth coming from Japan and Korea; the latter also achieving a higher average fee rate.

Egg

Egg’s total continuing operating result for the first half of 2006 was a loss of £39 million, compared with a £13 million profit in the same period of last year. This loss was driven by a significant increase in bad debt charges (£49 million higher than the first half of 2005) in line with the rest of the unsecured lending industry.  Within the Egg book, the higher charge also reflects the above average bad debt emerging from a specific cohort of the loan portfolio written in 2004. In the first quarter of the year, Egg acquired a record 153,000 new credit cards. This has resulted in a net cost of £10 million in the profit and loss account, compared to the first half of 2005, for the interest rate incentive offers associated with the card campaign. This will reverse in the second half of 2006 in accordance with the accounting policy required under International Financial Reporting Standards (IFRS).

Revenue generated from the associated insurance on loans was lower than the first half of 2005, reflecting Egg’s strategic move to reduce new loan volumes. This followed a raising of the threshold for new applicants to raise the credit quality of the loan book consistent with its desire to ensure it only writes new business that meets its hurdle return on capital threshold.

Other

Asia’s development expenses (excluding the regional head office expenses) for the half year decreased by 13 per cent at CER to £7 million, compared with £8 million in 2005. These development expenses primarily relate to our newer operations and establishing our services hub in Malaysia.

Other net expenditure of £141 million compared to £118 million in 2005 at CER. This reflected higher interest payable and head office costs. Interest payable increased £5 million to £89 million in 2006 primarily due to foreign exchange movements and a rise in US interest rates. Head office costs (including Asia regional head office costs of £19 million) were £65 million, up £15 million on 2005 at CER.

In 2006, restructuring costs of £18 million were incurred in the UK and Egg. Total UK and Egg pre-tax cost savings are expected to be £150 million per annum by 2009 and the cost of implementing these measures is expected to be £110 million pre-tax, of which £70 million relates to the shareholder and £40 million to the policyholder. The shareholder charge for restructuring costs for the full year 2006 are expected to be £55 million.

Total EEV basis – result before tax for continuing operations (Period-on-period comparisons below are based on RER)

Total EEV basis before tax, and minority interests was £1,429 million up 72 per cent from £831 million in the first half of 2005. This reflects an increase in operating profit from £799 million to £962 million together with a favourable movement in actuarial gains and losses on defined benefit pension schemes of £254 million; economic assumption and time value of cost of options and guarantees changes of £164 million; and the mark to market movement on core borrowings of £197 million; offset by a negative movement in short-term fluctuations in investment returns of £275 million. The 2005 result also included a goodwill impairment charge of £95 million.

The UK component of short-term fluctuations in investment returns of £34 million in 2006 reflects the difference between an actual investment return delivered in the first half of 2006 for the with-profits life fund of 4.2 per cent and the long-term assumed return of 3.8 per cent for the half year.

The US long-term business short-term fluctuations in investment returns of £12 million in 2006 include a positive £15 million in respect of the difference between actual investment returns and long-term returns included in operating profit. For the first half of 2006, the primary factor was a return in excess of assumptions on limited partnership investments.

In Asia, long-term business short-term investment fluctuations were negative £34 million, compared with positive £24 million for 2005 half year. This negative result was primarily due to rising interest rates over the period, though this was mitigated by strong equity gains in Vietnam.

The mark to market movement on core borrowings of £168 million in 2006, compared to negative £29 million in 2005 reflects the reduction in fair value of core borrowings due to increases in interest rates.

Negative economic assumption changes of £1 million in 2006 compared with negative economic assumption changes of £145 million in 2005. Positive economic assumption changes in the UK were offset by adverse changes in the US and Asia.

In the UK, economic assumption changes of positive £163 million in 2006 reflects an increase in the future investment return assumption offset by the increase in the risk discount rate. The increases in future investment return assumptions and risk discount rate were due to an increase in the risk free rate from 4.1 per cent to 4.7 per cent.

In the US, economic assumption changes of negative £100 million in 2006 primarily reflect the increase in the risk discount rate following a rise in the 10-year treasury bond rate, partially offset by an increase in the assumed separate account return assumption, also driven by the change in the 10-year treasury bond rate.

Asia’s negative economic assumption change of £64 million in 2006 primarily relates to the established markets, in particular Hong Kong which suffered from the effect of a higher risk discount rate, due to a rise in interest rates. Taiwan interest rate changes were in line with our assumptions.

The increase in actuarial gains and losses of £254 million between half year 2005 and half year 2006 reflects the increase in discount rate applied to projected pension payments resulting from increased yields on AA corporate bonds.

The increase in the change in time value of cost of options and guarantees was positive £20 million for the first half of the year consisting of, positive £3 million, positive £18 million and negative £1 million for the UK, the US and Asia respectively.

Total EEV basis – result after tax for continuing operations

Profit after tax and minority interests for continuing operations was £1,052 million compared with £489 million in 2005. The tax charge of £376 million compares with a tax charge of £337 million in the first half of 2005.

The effective tax rate at an operating profit level was 30 per cent.  This compares with effective rates on the operating profits for the 2005 half year and full year of 28 per cent and 21 per cent respectively. The low rate at full year 2005 at the operating level reflects a number of factors including settlement of a number of outstanding issues with HMRC and benefit for losses incurred in France. The effective tax rate at the total EEV profit level of 26 per cent compared to 41 per cent at the 2005 half year and 29 per cent at the 2005 full year. Variations in the rate on total EEV profit primarily reflect the movement in the mark to market value of core borrowings and, for 2005, the goodwill impairment charge and change of economic assumptions in certain Asia operations. For each of these items there is either no or only a limited tax effect.

International Financial Reporting Standards (IFRS) basis results IFRS basis operating profit (based on longer-term investment returns)

Total operating profit before tax, based on longer-term investment returns for continuing operations on the IFRS basis was £453 million, £36 million down on the IFRS result for the first half of 2005 at CER. At RER, operating profit was down £16 million.

In the UK, IFRS operating profit was £205 million in 2005, an increase of 10 per cent on 2005. This primarily reflected an increase in profit from the with-profits fund, reflecting bonus rates announced in February 2005 and an increase in profits arising from the annuities business.

The US operations’ operating profit result of £227 million, which is based on US GAAP, adjusted where necessary to comply with IFRS and the Group’s basis of presenting operating profit based on longer-term investment returns, was up 28 per cent on the 2005 result at CER. At RER, operating profit based on longer-term investment returns for continuing operations was 34 per cent higher than the 2005 result.

The US operating result of £227 million, reflects increased spread and fee income partially offset by reduced profits from PPMA. The increased spread income primarily reflects achieved spreads in excess of the current weighted portfolio target on the regular portfolio, and contains non-recurring spread items totalling £16 million, including mortgage prepayment, make-whole payments and total return swap income. Increased fee income was driven by higher separate account assets as a result of stronger variable annuity sales, and improved average fees on those assets given the increase in election of high margin guaranteed benefit options.

The reduction in PPMA profits primarily arises from an £8 million reduction in investment related income primarily due to a one-off revaluation in 2005 of an investment vehicle managed by PPMA, and an increase in long-term incentive plan expense in 2006.

In Asia, IFRS operating profits decreased to £110 million from £129 million at CER in 2006 (excluding development and regional head office costs). Half year 2005 results included a contribution of £34 million from exceptional items. Excluding these items, IFRS operating profits rose by 16 per cent driven by continued profitable growth, and the increasing scale of the inforce books where the largest of these, Hong Kong, Singapore and Malaysia contributed £73 million. There was also a large rise in fund management profits driven from a 12 per cent increase in retail funds under management with significant contributions to the growth coming from Japan and Korea; the latter also achieving a higher average fee rate.

IFRS basis – total profit before tax for continuing operations (Period-on-period comparisons below are based on RER)

Total IFRS basis profit before tax and minority interests for 2006 was £692 million. This compares with £460 million for the half year 2005. The increase reflects: a reduction in operating profit of £16 million; a reduction in short-term fluctuations in investment returns of £55 million from the first half of 2005 to positive £39 million; offset by an increase of £208 million in actuarial gains and losses on the groups defined benefit pensions schemes reflecting an increase to 5.5 per cent in the discount rate applied to projected pension payments.

The 2005 result included a goodwill impairment charge of £95 million in respect of the Japanese business.

IFRS basis operating profit (based on longer-term investment returns)

		Half year		Half year
	Half year	CER		RER
	2006	2005	Change	2005	Change
	£m	£m		£m
Insurance business:
UK	205	187	10%	187	10%
US	223	165	35%	157	42%
Asia	88	126	(30)%	116	(24)%
Asia development expenses	(7)	(8)	13%	(8)	13%
	509	470	8%	452	13%
Fund management business:
M&G	100	83	20%	83	20%
US broker-dealer and fund management	8	19	(58)%	18	(56)%
Curian	(4)	(6)	33%	(6)	33%
Asia fund management	22	3	633%	2	1,000%
	126	99	27%	97	30%
Banking:
Egg (UK)	(39)	13	(400)%	13	(400)%
Other income and expenditure	(126)	(93)	(35)%	(93)	(35)%
UK restructuring costs	(17)	—		—
Operating profits from continuing operations	453	489	(7)%	469	(3)%

IFRS basis – total profit after tax and minority interests for continuing operations

Profit after tax and minority interests for continuing operations was £449 million compared with £299 million in 2005. The effective rate of tax on operating profits, based on longer-term investment returns, was 33 per cent. This compares with an effective rate of 29 per cent for half year 2005 and 19 per cent for full year 2005.  The full year 2005 rate was unusually low reflecting a number of factors including settlement of a number of outstanding issues with HMRC and benefit taken for losses incurred in France.

The effective rate of tax at the total IFRS profit level for 2006 was 35 per cent. This compares with an effective rate of 34 per cent for half year 2005 and 24 per cent for full year 2005.

Earnings per share

Earnings per share based on EEV basis operating profit after tax and related minority interests were 28.0 pence, compared with 24.4 pence for the 2005 half year. Earnings per share on an IFRS operating profit basis after tax and related minority interests were 12.7 pence compared with 14.0 pence for the 2005 half year.

Basic earnings per share, based on total EEV basis profit, were 43.8 pence compared with 20.7 pence for the 2005 half year. Basic earning per share, based on total IFRS profit were 18.7 pence compared with 12.7 pence for the 2005 half year.

Dividend per share

The interim dividend per share of 5.42 pence represents a 2.3 per cent increase on the 2005 interim dividend of 5.30 pence and will be paid on 27 October 2006. We intend to maintain our current dividend policy, with the level of dividend growth being determined after considering the opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of our statutory profits over the medium to long term.

Shareholders’ funds

On the EEV basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 30 June 2006 were £10.9 billion, an increase of £0.6 billion from the 2005 year end level. This six per cent increase primarily reflects total EEV profit after tax and minority interest of £1,052 million, offset by negative exchange movements of £217 million and dividend payments to shareholders of £267 million.

Statutory IFRS basis shareholders’ funds at 30 June 2006 were £5.0 billion. This compares with £5.2 billion at 31 December 2005.  The reduction primarily reflects: profit after tax and minority interests of £449 million offset by negative foreign exchange movements of £134 million, dividend payments to shareholders of £267 million and negative movements on unrealised appreciation of securities classified as available-for-sale, net of related adjustments to amortisation of deferred acquisition costs and deferred tax, of £259 million.

On both bases the effect of purchasing the minority interest in Egg increased shareholders’ equity by £78 million.

Cash flow

The table below shows the Group holding company cash flow.  Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the format of the statement required by IFRS.

	Half year 2006	Half year 2005
	£m	£m
Cash remitted by business units:
UK life fund transfer*	217	194
JNL	68	—
Asia	66	58
M&G	38	27
Total cash remitted to Group	389	279
Net interest paid	(90)	(54)
Dividends paid	(267)	(252)
Scrip dividends and share options	18	40
Cash remittances after interest and dividends	50	13
Tax received	88	36
Corporate activities	(24)	(36)
Cash flow before investment in businesses	114	13
Capital invested in business units:
UK and Europe	(147)	(9)
Asia	(61)	(80)
Decrease in cash	(94)	(76)

*In respect of prior year’s bonus declarations.

The Group holding company received £389 million in cash remittances from business units in the first half of 2006 (2005:  £279 million) comprising the shareholders’ statutory life fund transfer of £223 million relating to the 2005 and 2006 bonus declarations, of which £217 million was remitted from the UK and £6 million from Asia, together with other remittances from subsidiaries of £166 million. Prudential expects the life fund transfer to continue broadly at this level.

JNL has remitted US$118 million in this half year. An estimated total payment of US$180 million is expected from JNL for the full year.

After net dividends and interest paid, there was a net cash inflow of £50 million (2005: £13 million).

The Group holding company paid £24 million in respect of corporate activities during the first half of 2006 and received £88 million in respect of tax. The Group invested £208 million (2005: £89 million) during the first half of the year, including £147 million in its UK operations and £61 million in Asia.

The capital requirement for the UK business is planned to be up to £230 million for 2006 and up to £150 million in 2007.  Capital injections into the UK business are anticipated to decrease thereafter as the shareholder book continues to grow. This will depend on the mix of business written and the opportunities available. From 2008 the UK is expected to receive approximately £30 million a year from commission payment in respect of general insurance, this will depend on the new business volumes and persistency rates. Prudential transferred its personal lines general insurance to Winterthur in 2002 and formed a strategic alliance with Churchill, now part of RBS Group. Under the terms of the agreement Prudential receives commission which is offset against payments received at the time of the transaction. Total commission levels are expected to exceed the upfront payments from 2008 onwards.

In the first half of 2006, Asia became a net contributor to the holding company’s cash flow for the first time, with a net remittance of £5 million. Asia is expected to remain a contributor for the full year.

In aggregate, the first six months of 2006 saw a decrease in cash of £94 million (2005: £76 million).

Shareholders’ borrowings and financial flexibility

Net core structural borrowings at 30 June 2006 were £1,588 million compared with £1,611 million at 31 December 2005. This reflects the net cash outflow of £94 million, exchange conversion gains of £71 million and gains on forward currency contracts of £46 million.

The Group also has access to £1,500 million committed bank facilities provided by 15 major international banks, and a £500 million committed securities lending liquidity facility.

The Group’s insurance and asset management operations are funded centrally. Egg, as a separate bank, is currently responsible for its own financing. The Group’s core debt is managed to be within a target level consistent with its current debt ratings. At 30 June 2006, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders’ funds plus net debt) was 12.7 per cent compared with 13.5 per cent at 31 December 2005.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s. Prudential long-term senior debt is rated A+ (stable outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1 and P-1.

Based on EEV basis operating profit from continuing operations and interest payable on core structural borrowings, interest cover was 11.8 times in the first half of 2006 compared with 10.5 times in the first half of 2005.

Regulatory capital

Following the acquisition by Prudential of the entire share capital of Egg plc, completed in May 2006, Prudential has reorganised its corporate structure. We expect the reorganisation to provide a regulatory capital benefit of about £120 million.

Including this benefit Prudential currently estimates its capital surplus under the Financial Conglomerates Directive at the end of 2006 will be over £800 million.

Funds under management

Funds under management across the Group at 30 June 2006 totalled £238 billion compared with £234 billion at 31 December 2005. The total includes £192 billion of Group internal funds under management and £46 billion of external funds under management.

Financial strength of the UK long-term fund

United Kingdom

The fund is very strong with an inherited estate measured on an essentially deterministic valuation basis estimated to be around £9.7 billion as at 30 June 2006 compared with approximately £9.0 billion at the end of 2005. On a realistic basis, with liabilities recorded on a market consistent basis, the free assets of the fund are estimated to be valued at around £8.7 billion before a deduction for the risk capital margin.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. In due course, after discussions with the Financial Services Authority, the Company may therefore take steps to achieve that clarity, whether through guidance from the court or otherwise. In any event the Company expects that the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital, and so it is not considering any distribution of the inherited estate to policyholders and shareholders.

The Prudential Assurance Company long-term fund is rated AA+ by Standard & Poor’s, Aa1 by Moody’s and AA+ by Fitch Ratings.

/s/ Philip Broadley
Philip Broadley
Group Finance Director
27 July 2006

European Embedded Value (EEV) basis results

Summary consolidated income statement

	Half year 2006	Half year 2005	Full year 2005
	£m	£m	£m
UK insurance operations	336	144	426
M&G	100	83	163
Egg	(39)	13	44
UK operations	397	240	633
US operations	350	431	755
Asian operations	374	246	568
Other income and expenditure	(141)	(118)	(244)
UK restructuring costs (note 6)	(18)	—	—
Operating profit from continuing operations based on longer-term investment returns	962	799	1,712
Goodwill impairment charge	—	(95)	(120)
Short-term fluctuations in investment returns	32	307	1,068
Mark to market value movements on core borrowings	168	(29)	(67)
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	246	(8)	(47)
Effect of changes in economic assumptions and time value of cost of options and guarantees	21	(143)	(302)
Profit from continuing operations before tax (including actual investment returns)	1,429	831	2,244
Shareholder tax	(376)	(337)	(653)
Profit from continuing operations for the period after tax before minority interests	1,053	494	1,591
Discontinued operations (net of tax)	—	1	3
Profit for the period	1,053	495	1,594

Attributable to:
Equity holders of the Company	1,052	490	1,582
Minority interests	1	5	12
Profit for the period	1,053	495	1,594

Earnings per share (in pence)

	Half year		Half year		Full year
	2006		2005		2005
Continuing operations
From operating profit, based on longer-term investment returns, after related tax and minority interests	28.0	p	24.4	p	56.6	p
Adjustment for goodwill impairment charge	—		(4.0	)p	(5.1	)p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns	0.6	p	8.3	p	30.6	p
Adjustment for mark to market value movements on core borrowings	7.0	p	(1.2	)p	(2.8	)p
Adjustment for post-tax effect of shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	7.2	p	(0.3	)p	(1.4	)p
Adjustment for post-tax effect of changes in economic assumptions and time value of cost of options and guarantees	1.0	p	(6.5	)p	(11.1	)p
Based on profit from continuing operations after minority interests	43.8	p	20.7	p	66.8	p
Discontinued operations
Based on profit from discontinued operations after minority interests	—		0.0	p	0.1	p
Based on profit for the period after tax and minority interests	43.8	p	20.7	p	66.9	p
Average number of shares (millions)	2,403		2,361		2,365

Dividends per share (in pence)

	Half year		Half year		Full year
	2006		2005		2005
Dividends relating to the reporting period:
Interim dividend (2006 and 2005)	5.42	p	5.30	p	5.30	p
Final dividend (2005)	—		—		11.02	p
Total	5.42	p	5.30	p	16.32	p
Dividends declared and paid in the reporting period:
Current year interim dividend	—		—		5.30	p
Final dividend for prior year	11.02	p	10.65	p	10.65	p
Total	11.02	p	10.65	p	15.95	p

Operating profit from continuing operations based on longer-term investment returns*

Results analysis by business area

	Half year 2006	Half year 2005	Full year 2005
	£m	£m	£m
UK operations
New business	138	159	243
Business in force	198	(15)	183
Long-term business	336	144	426
M&G	100	83	163
Egg	(39)	13	44
Total	397	240	633

US operations
New business	134	95	211
Business in force	212	324	530
Long-term business	346	419	741
Broker-dealer and fund management	8	18	24
Curian	(4)	(6)	(10)
Total	350	431	755

Asian operations
New business	232	162	413
Business in force	127	90	163
Long-term business	359	252	576
Fund management	22	2	12
Development expenses	(7)	(8)	(20)
Total	374	246	568

Other income and expenditure
Investment return and other income	18	20	42
Interest payable on core structural borrowings	(89)	(84)	(175)
Corporate expenditure:
Group Head Office	(46)	(36)	(70)
Asia Regional Head Office	(19)	(14)	(30)
Charge for share-based payments for Prudential schemes	(5)	(4)	(11)
Total	(141)	(118)	(244)

UK restructuring costs	(18)	—	—

Operating profit from continuing operations based on longer-term investment returns	962	799	1,712
Analysed as profits (losses) from:
New business	504	416	867
Business in force	537	399	876
Total long-term business	1,041	815	1,743
Asia development expenses	(7)	(8)	(20)
Other operating results	(54)	(8)	(11)
UK restructuring costs	(18)	—	—
Total	962	799	1,712

*EEV basis operating profit from continuing operations based on longer-term investment returns excludes goodwill impairment charges, short-term fluctuations in investment returns, the mark to market value movement on core borrowings, the shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees caused by economic factors. The amounts for these items are included in total EEV profit. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this interim report.

Movement in shareholders’ capital and reserves (excluding minority interests)

	Half year 2006	Half year 2005	Full year 2005
	£m	£m	£m
Profit for the period attributable to equity holders of the Company	1,052	490	1,582
Items taken directly to equity:
Cumulative effect of IAS 32, IAS 39 and IFRS 4, net of applicable taxes, at 1 January 2005	—	(25)	(25)
Unrealised valuation movements on securities classified as available-for-sale	(4)	4	(1)
Movement on cash flow hedges	4	(7)	(4)
Exchange movements	(217)	219	377
Related tax	(39)	30	65
Dividends	(267)	(253)	(380)
Acquisition of Egg minority interests	(167)	—	—
New share capital subscribed	253	40	55
Reserve movements in respect of share-based payments	6	6	15
Treasury shares:
Movement in own shares in respect of share-based payment plans	9	1	0
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS	1	(5)	3
Net increase in shareholders’ capital and reserves	631	500	1,687
Shareholders’ capital and reserves, at beginning of period (excluding minority interests)	10,301	8,614	8,614
Shareholders’ capital and reserves at end of period (excluding minority interests)	10,932	9,114	10,301

Comprising:
UK operations:
Long-term business	5,370	4,598	5,132
M&G:
Net assets	273	272	245
Acquired goodwill	1,153	1,153	1,153
Egg	360	266	303
	7,156	6,289	6,833
US operations	3,379	3,092	3,418
Asian operations:
Net assets	2,159	1,692	2,070
Acquired goodwill	172	197	172
Other operations:
Holding company net borrowings (at market value)	(1,558)	(1,443)	(1,724)
Other net liabilities	(376)	(713)	(468)
Shareholders’ capital and reserves at end of period (excluding minority interests)	10,932	9,114	10,301

Summarised consolidated balance sheet

	Half year	Half year	Full year
	2006	2005	2005
	£m	£m	£m
Total assets less liabilities, excluding insurance funds	175,493	160,379	174,258
Less insurance funds:*
Policyholder liabilities (net of reinsurers’ share) and unallocated surplus of with-profits funds	(170,444)	(155,400)	(169,064)
Less shareholders’ accrued interest in the long-term business	5,883	4,135	5,107
	(164,561)	(151,265)	(163,957)
Total net assets	10,932	9,114	10,301

Share capital	121	119	119
Share premium	1,808	1,560	1,564
Statutory basis shareholders’ reserves	3,120	3,300	3,511
Additional EEV basis retained profit	5,883	4,135	5,107
Shareholders’ capital and reserves (excluding minority interests)	10,932	9,114	10,301

*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share (in pence)
Based on EEV basis shareholders’ capital and reserves of £10,932m (£9,114m, £10,301m)	450	p	382	p	432	p
Number of issued shares at end of reporting period (millions)	2,430		2,384		2,387

Notes on the unaudited European Embedded Value (EEV) basis results

1. Basis of preparation of results

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal fund management.

With two exceptions, covered business comprises the Group’s long-term business operations. The exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of two of the Group’s defined benefit pension schemes.

SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. In 2006, a bulk annuity arrangement between SAIF and Prudential Retirement Income Limited (PRIL), a shareholder-owned subsidiary took place, as explained in note 5. Reflecting the altered economic interest for SAIF policyholders and Prudential shareholders, this arrangement represents a transfer from business of the Group that is not ‘covered’ to business that is ‘covered’ with consequential effect on the EEV basis results.

As regards the Group’s defined benefit pension schemes, the surplus and deficit attaching to the Prudential Staff Pension Scheme (PSPS) and Scottish Amicable Pension scheme are excluded from the value of UK operations and included in the total for other operations. The surplus and deficit amounts are partially attributable to the PAC with-profits fund and shareholder-backed long-term business and partially to other parts of the Group. In addition to the IFRS surplus or deficit, the shareholders’ 10 per cent share of the PAC with-profits sub-fund’s interest in the movement on the financial position of the schemes is recognised for EEV reporting purposes.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

2. Economic assumptions

Deterministic

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This ‘active’ basis of assumption setting has been applied in preparing the results of all the Group’s UK and US long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations.

Expected returns on equity and property asset classes are derived by adding a risk premium, based on the long-term view of Prudential’s economists in respect of each territory, to the risk-free rate. In the UK, the equity risk premium is 4.0 per cent (half year 2005: 3.0 per cent; full year 2005: 4.0 per cent) above risk-free rates. The equity risk premium in the US is 4.0 per cent (half year 2005: 3.0 per cent, full year 2005: 4.0 per cent). In Asia, equity risk premiums range from 3.0 per cent to 5.75 per cent (half year 2005: 2.75 per cent to 5.25 per cent, full year 2005: 3.0 per cent to 5.75 per cent). Assumptions for other asset classes, such as corporate bond spreads, are set consistently as best estimate assumptions.

The investment return assumptions as derived above are applied to the actual assets held at the valuation date to derive the overall fund-earned rate.

The table below summarises the principal financial assumptions:

	Half year	Half year	Full year
	2006	2005	2005
	%	%	%
UK insurance operations
Risk discount rate:
New business	8.0	7.4	7.55
In force	8.2	6.9	7.7
Pre-tax expected long-term nominal rates of investment return:
UK equities	8.7	7.2	8.1
Overseas equities	8.7 to 9.4	7.0 to 7.9	8.1 to 8.75
Property	7.2	6.5	6.4
Gilts	4.7	4.2	4.1
Corporate bonds	5.4	5.1	4.9
Expected long-term rate of inflation	3.0	2.8	2.9
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	7.7	6.6	7.1
Life business	6.85	5.8	6.3

US operations (Jackson National Life)
Risk discount rate:
New business	8.0	5.8	6.9
In force	7.1	5.3	6.1
Expected long-term spread between earned rate and rate credited to policyholders for single premium deferred annuity business	1.75	1.75	1.75
US 10-year treasury bond rate at end of period	5.2	4.0	4.4
Pre-tax expected long-term nominal rate of return for US equities	9.2	7.0	8.4
Expected long-term rate of inflation	2.7	2.2	2.4

Asian operations

		Hong Kong								Taiwan
	China	(note i)	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	(note ii)	Thailand	Vietnam
	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun
	2006	2006	2006	2006	2006	2006	2006	2006	2006	2006	2006	2006
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	12.0	6.6	16.5	17.5	5.3	9.7	9.5	16.5	6.7	8.9	13.75	16.5
In force	12.0	6.9	16.5	17.5	5.3	9.7	9.1	16.5	6.8	9.5	13.75	16.5
Expected long-term rate of inflation	4.0	2.25	5.5	6.5	0.0	2.75	3.0	5.5	1.75	2.25	3.75	5.5
Government bond yield	9.0	5.3	10.5	11.5	2.1	5.2	7.0	10.5	4.5	5.5	7.75	10.5

		Hong Kong								Taiwan
	China	(note i)	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	(note ii)	Thailand	Vietnam
	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun	30 Jun
	2005	2005	2005	2005	2005	2005	2005	2005	2005	2005	2005	2005
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	10.0	4.7	16.0	18.75	4.9	7.5	9.15	16.25	6.4	9.7	13.5	15.5
In force	10.0	5.1	16.0	18.75	4.9	7.5	8.7	16.25	6.65	9.5	13.5	15.5
Expected long-term rate of inflation	3.0	2.25	5.25	7.75	0.0	2.75	3.0	5.25	2.25	2.25	3.75	4.5
Government bond yield	7.25	4.9	10.25	13.0	1.7	4.4	7.0	10.5	5.0	5.5	7.75	9.75

		Hong Kong								Taiwan
	China	(note i)	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	(note ii)	Thailand	Vietnam
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2005	2005	2005	2005	2005	2005	2005	2005	2005	2005	2005	2005
	%	%	%	%	%	%	%	%	%	%	%	%
Risk discount rate:
New business	12.0	5.9	16.5	17.5	5.0	10.3	9.4	16.5	6.7	9.0	13.75	16.5
In force	12.0	6.15	16.5	17.5	5.0	10.3	9.0	16.5	6.8	9.4	13.75	16.5
Expected long-term rate of inflation	4.0	2.25	5.5	6.5	0.0	2.75	3.0	5.5	1.75	2.25	3.75	5.5
Government bond yield	9.0	4.8	10.5	11.5	1.8	5.8	7.0	10.5	4.5	5.5	7.75	10.5

	Asia total	Asia total	Asia total
	30 Jun	30 Jun	31 Dec
	2006	2005	2005
	%	%	%
Weighted risk discount rate (note iii):
New business	9.9	9.4	9.8
In force	8.9	7.2	8.4

Notes

(i) The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

(ii) For traditional business in Taiwan, the economic scenarios used to calculate the half year 2006 EEV basis results reflect the assumption of a phased progression of the bond yields from the current rates applying to the assets held to the long-term expected rates.

In preparing the half year 2006 EEV basis results the same approach has been applied as was used for the full year 2005 results. The 2005 year end basis was that, in the average scenario, bond yields trend from the then current levels of around 2 per cent towards 5.5 per cent at 31 December 2012. In the first six months of 2006 bond yields increased in a manner consistent with the assumed phased progression. However, these increases in bond yields consequently reduced the values of bonds held and, also consistent with the assumed phased progression, the Fund Earned Rate for half year 2006 was 0.2 per cent.

In projecting forward the Fund Earned Rate allowance is made for the mix of assets in the fund, future investment strategy, and further market value depreciation of bonds held as a result of assumed future yield increases. These factors, together with the assumption of the phased progression in bond yield give rise to an average assumed Fund Earned Rate that trends to 5.4 per cent in 2013. Thereafter, the assumed Fund Earned Rate fluctuates around a target of 5.9 per cent. Consistent with the EEV methodology applied, a constant discount rate has been applied to the projected cash flows.

(iii) The weighted discount rates for the Asian operations shown above have been determined by weighting each country’s discount rates by reference to the EEV basis operating result for new business and the closing value of in-force business.

(iv) Assumed equity returns

The most significant equity holdings in the Asian operations are in Hong Kong, Singapore and Malaysia. The mean equity return assumptions for those territories at 30 June 2006 were 9.2 per cent (30 June 2005: 7.3 per cent, 31 December 2005: 8.6 per cent), 9.3 per cent (30 June 2005: 9.75 per cent, 31 December 2005: 9.3 per cent) and 12.8 per cent (30 June 2005: 12.25 per cent, 31 December 2005: 12.8 per cent) respectively. To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

Stochastic

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

UK insurance operations

•                  Interest rates are projected using a two-factor model calibrated to actual market data;

•                  the risk premium on equity assets is assumed to follow a log-normal distribution;

•                  the corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•                  property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

The rates to which the model has been calibrated are set out below.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

Standard deviations have been calculated by taking the annualised variance of the returns over all the simulations, taking the square root and averaging over all durations in the projection. For bonds the standard deviations relate to the yields on bonds of the average portfolio duration. For equity and property, they relate to the total return on these assets. The standard deviations applied to all periods presented in these statements are as follows:

%
Government bond yield	2.0
Corporate bond yield	5.5
Equities:
UK	18.0
Overseas	16.0
Property	15.0

Jackson National Life

•      Interest rates are projected using a log-normal generator calibrated to actual market data;

•     corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•      variable annuity equity and bond returns have been stochastically generated using a regime-switching log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 18.6 per cent to 28.1 per cent, depending on risk class, and the volatility of bond funds ranges from 1.4 per cent to 2.0 per cent.

Asian operations

The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.

The stochastic cost of guarantees are only of significance for the Hong Kong, Singapore, Malaysia and Taiwan operations.

The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity returns ranges from 18 per cent to 26 per cent, and the volatility of government bond returns ranges from 1.6 per cent to 8.9 per cent.

3. Level of encumbered capital

In adopting the EEV Principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying EEV Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.

The table below summarises the level of encumbered capital as a percentage of the relevant statutory requirement.

Capital as a percentage of
relevant statutory requirement
UK business (excluding annuities)	100% of EU minimum
UK annuity business	100% of EU minimum
Jackson National Life	235% of Company Action Level
Asian operations	100% of Financial Conglomerates Directive requirement

4. Margins on new business premiums

Half year 2006

				Present
			Annual	value of new
			premium	business	Pre-tax new
	New business premiums		equivalent	premiums	business	New business margin
	Single	Regular	(APE)	(PVNBP)	contribution	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
UK insurance operations	3,890	95	484	4,224	138	29	3.3
Jackson National Life	3,146	8	323	3,209	134	41	4.2
Asian operations	519	396	448	2,328	232	52	10.0
Total	7,555	499	1,255	9,761	504	40	5.2

Half year 2005

				Present
			Annual	value of new
			premium	business	Pre-tax new
	New business premiums		equivalent	premiums	business	New business margin
	Single	Regular	(APE)	(PVNBP)	contribution	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
UK insurance operations	4,430	90	533	4,797	159	30	3.3
Jackson National Life	2,700	5	275	2,749	95	35	3.5
Asian operations	401	273	313	1,734	162	52	9.3
Total	7,531	368	1,121	9,280	416	37	4.5

Full year 2005

				Present
			Annual	value of new
			premium	business	Pre-tax new
	New business premiums		equivalent	premiums	business	New business margin
	Single	Regular	(APE)	(PVNBP)	contribution	(APE)	(PVNBP)
	£m	£m	£m	£m	£m	%	%
UK insurance operations	7,002	191	892	7,593	243	27	3.2
Jackson National Life	5,009	14	515	5,135	211	41	4.1
Asian operations	837	648	731	4,039	413	56	10.2
Total	12,848	853	2,138	16,767	867	41	5.2

New business margins are shown on two bases, namely the margins by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). APEs are calculated as the aggregate of regular new business premiums and one-tenth of single new business premiums. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business new profit.

The table of new business premiums and margins above excludes SAIF DWP rebate premiums. Comparatives for premiums for this business, which were previously included in the totals have been restated.

In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business contributions are determined by applying the economic and non-economic assumptions applying at the end of the reporting period. The contributions represent profits at the end of the reporting period.

5. Bulk annuity reinsurance from the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Limited (PRIL)

In June 2006 PRIL, a shareholder-backed subsidiary of the Company, entered into a bulk annuity reinsurance arrangement with the SAIF for the reinsurance of non-profit immediate pension annuity liabilities with a premium of £592 million. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this sub-fund and, accordingly, it is not part of covered business for EEV reporting purposes.

Consistent with the transfer from uncovered to covered business and reflecting the transfer of longevity risk, requirement for capital support, and entitlement to profits on this block of business from SAIF to Prudential shareholders, the transaction has been accounted for as new business for EEV basis reporting purposes.

6. UK restructuring costs

The charge of £18 million for restructuring costs comprises £17 million recognised on the IFRS basis and an additional £1 million recognised on the EEV basis for the shareholders’ share of costs incurred by the PAC with-profits sub-fund. The costs relate to the initiative announced on 1 December 2005 for UK insurance operations to work more closely with Egg and M&G.

7. UK insurance operations expense assumptions

The full year 2005 EEV basis financial statements included note disclosure that explained that in determining the appropriate expense assumptions for 2005 account had been taken of the cost synergies that were expected to arise with some certainty from the initiative announced on 1 December 2005 from UK insurance operations working more closely with Egg and M&G. Without this factor there would have been a charge for altered expense assumptions of approximately £55 million. The half year 2006 EEV basis results have been prepared on the same basis.

The initiative is expected to provide annual savings to the cost base of UK operations in aggregate of £40 million. In addition, an end-to-end review of the UK business, with the aim of reducing the overall cost base is under way. Total UK annual savings, including the £40 million mentioned above, are expected to be £150 million per annum comprising £100 million for Egg and shareholder-backed business of UK insurance operations and £50 million attaching to the with-profits sub-fund. The savings for the UK insurance operations cover both acquisition and renewal activity. Reflecting the underlying trend in unit costs, the element of the additional savings of £110 million that relates to long-term business is currently expected to be neutral in its effect on EEV basis results.

Total insurance and investment products new business

Insurance products and investment products*

	Insurance products*			Investment products*			Total
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	2006	2005	2005	2006	2005	2005	2006	2005	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK operations	3,985	4,520	7,193	6,795	3,579	7,916	10,780	8,099	15,109
US operations	3,154	2,705	5,023	—	—	—	3,154	2,705	5,023
Asian operations	915	674	1,485	10,027	9,421	18,457	10,942	10,095	19,942
Group total	8,054	7,899	13,701	16,822	13,000	26,373	24,876	20,899	40,074

Insurance products – new business premiums and contributions*

							Annual premium and
	Single			Regular			contribution equivalents
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	2006	2005	2005	2006	2005	2005	2006	2005	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK insurance operations
Direct to customer
Individual annuities	412	365	720	—	—	—	41	37	72
Individual pensions and life	29	14	29	6	5	11	9	6	14
Department of Work and Pensions rebate business	161	234	244	—	—	—	16	23	24
Total	602	613	993	6	5	11	66	66	110
Business to business
Corporate pensions	178	114	242	74	67	146	92	78	170
Individual annuities	101	98	212	—	—	—	10	10	21
Bulk annuities	24	321	511	—	—	—	2	32	51
Total	303	533	965	74	67	146	104	120	242
Intermediated distribution*
Life	550	551	1,112	3	3	6	58	58	118
Individual annuities	359	557	995	—	—	—	36	56	100
Individual and corporate pensions	78	62	108	11	14	25	19	20	36
Total	987	1,170	2,215	14	17	31	113	134	254
Partnerships
Life	397	426	814	1	1	3	41	44	84
Individual and bulk annuities:
Bulk annuity reinsurance from the Scottish Amicable Insurance Fund*	592	—	—	—	—	—	59	—	—
Individual and other bulk annuities	927	1,569	1,814	—	—	—	93	157	182
	1,916	1,995	2,628	1	1	3	193	201	266
Europe
Life	82	119	201	—	—	—	8	12	20
Total UK insurance operations	3,890	4,430	7,002	95	90	191	484	533	892

US operations
Fixed annuities	313	410	788	—	—	—	31	41	79
Fixed index annuities	293	296	616	—	—	—	29	30	62
Variable annuities	1,888	1,185	2,605	—	—	—	189	118	261
Life	4	6	11	8	5	14	9	6	15
Guaranteed Investment Contracts	310	187	355	—	—	—	31	19	35
GIC – Medium Term Notes	338	616	634	—	—	—	34	61	63
Total US operations	3,146	2,700	5,009	8	5	14	323	275	515

							Annual premium and
	Single			Regular			contribution equivalents
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
	2006	2005	2005	2006	2005	2005	2006	2005	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Asian operations
China	17	5	17	13	9	23	15	10	25
Hong Kong	139	147	289	42	35	83	56	50	112
India (Group’s 26% interest)	11	2	4	55	27	57	56	27	57
Indonesia	11	27	42	31	18	42	32	21	46
Japan	23	11	30	1	2	4	3	3	7
Korea	58	10	29	103	59	132	109	60	135
Malaysia	2	6	9	31	29	66	31	29	67
Singapore	205	117	284	29	23	58	49	35	86
Taiwan	47	72	124	74	55	150	79	62	162
Other	6	4	9	17	16	33	18	16	34
Total Asian operations	519	401	837	396	273	648	448	313	731
Group total	7,555	7,531	12,848	499	368	853	1,255	1,121	2,138

Annual premium and contribution equivalents are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts.

Investment products – funds under management*

				Market
				and other
	1 Jan 2006	Gross inflows	Redemptions	movements	30 Jun 2006
	£m	£m	£m	£m	£m
UK operations	36,195	6,795	(3,200)	345	40,135
Asian operations	10,132	10,027	(8,318)	(906)	10,935
Group total	46,327	16,822	(11,518)	(561)	51,070

*The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the International Financial Reporting Standards (IFRS) income statement.

The tables above include a bulk annuity transaction with the Scottish Amicable Insurance Fund (SAIF). The transaction reflects the arrangement entered into in June 2006 for the reinsurance of non-profit immediate pension annuity liabilities of SAIF to Prudential Retirement Income Limited (PRIL), a shareholder owned subsidiary of the Group. SAIF is a closed ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund established by a Court approved Scheme of Arrangement in October 1997, which is solely for the benefit of SAIF policyholders. Shareholders have no interest in the profits of this fund, although they are entitled to investment management fees on this business. The inclusion of the transaction between SAIF and PRIL as new business reflects the transfer from SAIF policyholders to Prudential shareholders’ funds of longevity risk, the requirement to set aside supporting capital, and entitlement to surpluses arising on this block of business arising from the reinsurance arrangement.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under Financial Services Authority regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4, ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked andsimilar contracts written in UK insurance operations and guaranteed investment contracts (GICs) and similar funding agreements written in US operations.

New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) pension business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

UK and Asian investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as ‘investment contracts’ under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business. US investment products are no longer included in the table above as they are assets under administration rather than funds under management.

For previous periods the new business for intermediated distribution of UK insurance operations have included DWP rebate business for SAIF. These are excluded from the table above with comparatives restated accordingly. The amounts of new SAIF DWP rebate business written was £60 million for half year 2006, £80 million for half year 2005 and £83 million for full year 2005.

International Financial Reporting Standards (IFRS) basis results

Summary consolidated income statement

	Half year	Half year	Full year
	2006	2005	2005
	£m	£m	£m
Earned premiums, net of reinsurance	8,164	8,214	15,028
Investment income	5,303	9,563	24,013
Other income	1,006	991	2,084
Total revenue, net of reinsurance (note C)	14,473	18,768	41,125
Benefits and claims and movement in unallocated surplus of with-profits funds	(11,370)	(14,967)	(33,100)
Acquisition costs and other operating expenditure	(2,142)	(2,964)	(5,552)
Finance costs: Interest on structural borrowings of shareholder financed operations	(107)	(100)	(208)
Goodwill impairment charge	—	(95)	(120)
Total charges (note C)	(13,619)	(18,126)	(38,980)
Profit before tax* (note C)	854	642	2,145
Tax attributable to policyholders’ returns	(162)	(182)	(1,147)
Profit before tax attributable to shareholders (note D)	692	460	998
Tax expense (note E)	(404)	(338)	(1,388)
Less: Income tax attributable to policyholders returns	162	182	1,147
Tax attributable to shareholders profits (note E)	(242)	(156)	(241)
Profit from continuing operations after tax	450	304	757
Discontinued operations (net of tax)	0	1	3
Profit for the period	450	305	760

Attributable to:
Equity holders of the Company	449	300	748
Minority interests	1	5	12
Profit for the period	450	305	760

Earnings per share (in pence)

	Half year		Half year		Full year
	2006		2005		2005
Basic (based on 2,403m, 2,361m and 2,365m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company (note F)	18.7	p	12.7	p	31.5	p
Based on profit from discontinued operations attributable to the equity holders of the Company	0.0	p	0.0	p	0.1	p
	18.7	p	12.7	p	31.6	p
Diluted (based on 2,406m, 2,364m and 2,369m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	18.7	p	12.7	p	31.5	p
Based on profit from discontinued operations attributable to the equity holders of the Company	0.0	p	0.0	p	0.1	p
	18.7	p	12.7	p	31.6	p

Dividends per share (in pence)

	Half year		Half year		Full year
	2006		2005		2005
Dividends relating to reporting period:
Interim dividend (2006 and 2005) (note G)	5.42	p	5.30	p	5.30	p
Final dividend (2005)	—		—		11.02	p
Total	5.42	p	5.30	p	16.32	p
Dividends declared and paid in reporting period:
Current year interim dividend	—		—		5.30	p
Final dividend for prior year	11.02	p	10.65	p	10.65	p
Total	11.02	p	10.65	p	15.95	p

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits.

Consolidated statement of changes in equity

	Period ended 30 Jun 2006
					Available-
					for-sale
	Share	Share	Retained	Translation	securities	Hedging	Shareholders’	Minority	Total
	capital	premium	earnings	reserve	reserve	reserve	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the period			449				449	1	450
Items recognised directly in equity:
Exchange movements				(134)			(134)		(134)
Movement on cash flow hedges						4	4		4
Unrealised valuation movements on csecurities classified as available-for-sale from 1 January 2005:
Unrealised holding losses arising during the period					(707)		(707)		(707)
Less reclassification adjustment for gains included in the income statement					(3)		(3)		(3)
Unrealised investment losses, net					(710)		(710)		(710)
Related change in amortisation of deferred income and acquisition costs					311		311		311
Related tax				(39)	140	(1)	100		100
Total items recognised directly in equity				(173)	(259)	3	(429)		(429)
Total income and expense for the period			449	(173)	(259)	3	20	1	21
Dividends			(267)				(267)		(267)
Reserve movements in respect of share-based payments			6				6		6
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the Prudential Assurance Company (PAC) with-profits fund								7	7
Acquisition of Egg minority interests (note J)			(167)				(167)	(84)	(251)

Share capital and share premium
New share capital subscribed	2	251					253		253
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(7)	7				0		0

Treasury shares
Movement in own shares in respect of share-based payment plans			9				9		9
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			1				1		1
Net increase (decrease) in equity	2	244	38	(173)	(259)	3	(145)	(76)	(221)
At beginning of period	119	1,564	3,236	173	105	(3)	5,194	172	5,366
At end of period	121	1,808	3,274	0	(154)	0	5,049	96	5,145

	Period ended 30 Jun 2005
					Available-
					for-sale
	Share	Share	Retained	Translation	securities	Hedging	Shareholders’	Minority	Total
	capital	premium	earnings	reserve	reserve	reserve	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the period			300				300	5	305
Items recognised directly in equity:
Exchange movements				183			183		183
Movement on cash flow hedges						(7)	(7)	(1)	(8)
Unrealised valuation movements on securities classified as available-for-sale from 1 January 2005:
Unrealised holding losses arising during the period					(88)		(88)	1	(87)
Less reclassification adjustment for losses included in the income statement					25		25		25
Unrealised investment losses, net					(63)		(63)	1	(62)
Related change in amortisation of deferred income and acquisition costs					14		14		14
Related tax				30	16	2	48		48
Total items recognised directly in equity				213	(33)	(5)	175		175
Total income and expense for the period			300	213	(33)	(5)	475	5	480
Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at 1 January 2005 (note M)		2	(173)		397		226	(3)	223
Dividends			(253)				(253)		(253)
Reserve movements in respect of share-based payments			6				6		6
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								(9)	(9)

Share capital and share premium
New share capital subscribed	0	40					40		40
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(40)	40				0		0

Treasury shares
Movement in own shares in respect of share-based payment plans			1				1		1
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			(5)				(5)		(5)
Net increase (decrease) in equity		2	(84)	213	364	(5)	490	(7)	483
At beginning of period	119	1,558	2,972	(160)			4,489	137	4,626
At end of period	119	1,560	2,888	53	364	(5)	4,979	130	5,109

	Year ended 31 Dec 2005
					Available-
					for-sale
	Share	Share	Retained	Translation	securities	Hedging	Shareholders’	Minority	Total
	capital	premium	earnings	reserve	reserve	reserve	equity	interests	equity
	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m
Reserves
Profit for the year			748				748	12	760
Items recognised directly in equity:
Exchange movements				268			268		268
Movement on cash flow hedges						(4)	(4)	1	(3)
Unrealised valuation movements on securities classified as available-for-sale from 1 January 2005:
Unrealised holding losses arising during the year					(773)		(773)		(773)
Less reclassification adjustment for losses included in the income statement					22		22		22
Unrealised investment losses, net					(751)		(751)		(751)
Related change in amortisation of deferred income and acquisition costs					307		307		307
Related tax				65	152	1	218		218
Total items recognised directly in equity				333	(292)	(3)	38	1	39
Total income and expense for the year			748	333	(292)	(3)	786	13	799
Cumulative effect of changes in accounting policies on adoption of IAS 32, IAS 39 and IFRS 4, net of applicable taxes at 1 January 2005 (note M)		2	(173)		397		226	(3)	223
Dividends			(380)				(380)		(380)
Reserve movements in respect of share-based payments			15				15	(1)	14
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								26	26
Share capital and share premium
New share capital subscribed	0	55					55		55
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(51)	51				0		0
Treasury shares
Movement in own shares in respect of share-based payment plans			0				0		0
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			3				3		3
Net increase (decrease) in equity		6	264	333	105	(3)	705	35	740
At beginning of year	119	1,558	2,972	(160)			4,489	137	4,626
At end of year	119	1,564	3,236	173	105	(3)	5,194	172	5,366

Summary consolidated balance sheet

Assets

	30 Jun	30 Jun	31 Dec
	2006	2005	2005
	£ m	£ m	£ m
Goodwill:
Attributable to the PAC with-profits fund (in respect of venture fund investment subsidiaries)	891	487	607
Attributable to shareholders	1,341	1,366	1,341
Total	2,232	1,853	1,948
Other intangible assets:
Deferred acquisition costs	2,644	1,877	2,339
Present value of acquired in-force contracts	85	110	101
Total	2,729	1,987	2,440
Other non-investment and non-cash assets:
Property, plant and equipment	1,018	816	910
Reinsurers’ share of contract provisions	1,141	648	1,278
Deferred tax assets	423	1,071	755
Current tax recoverable	315	193	231
Accrued investment income	1,891	1,728	1,791
Other debtors	2,310	3,388	1,318
Total	7,098	7,844	6,283
Investments of long-term business, banking and other operations:
Investment properties	13,682	12,575	13,180
Investments accounted for using the equity method	5	8	5
Financial investments:
Loans and receivables	12,795	13,202	13,245
Equity securities and portfolio holdings in unit trusts	75,534	61,701	71,985
Debt securities	78,090	79,438	82,471
Other investments	3,930	3,504	3,879
Deposits	7,422	6,784	7,627
Total investments	191,458	177,212	192,392
Held for sale assets	94	1	728
Cash and cash equivalents	3,665	3,708	3,586
Total assets	207,276	192,605	207,377

Summary consolidated balance sheet continued

Equity and liabilities

	30 Jun	30 Jun	31 Dec
	2006	2005	2005
	£m	£m	£m
Equity
Shareholders’ equity (note H)	5,049	4,979	5,194
Minority interests	96	130	172
Total equity	5,145	5,109	5,366
Liabilities
Banking customer accounts	5,545	6,451	5,830
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	158,127	147,169	158,985
Unallocated surplus of with-profits funds	13,458	8,879	11,357
Total insurance liabilities	171,585	156,048	170,342
Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,573	1,463	1,646
Other	1,082	1,227	1,093
	2,655	2,690	2,739
Egg subordinated debt capital	451	451	451
Total	3,106	3,141	3,190
Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note I)	5,994	6,231	6,432
Borrowings attributable to with-profits funds (note I)	2,042	1,725	1,898
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,860	3,774	4,529
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,495	1,073	965
Current tax liabilities	1,168	925	962
Deferred tax liabilities	2,603	2,713	2,991
Accruals and deferred income	476	557	506
Other creditors	2,216	2,460	1,478
Provisions	383	990	972
Other liabilities	1,658	1,408	1,770
Held for sale liabilities	—	—	146
Total	13,859	13,900	14,319
Total liabilities	202,131	187,496	202,011
Total equity and liabilities	207,276	192,605	207,377

Summary consolidated cash flow statement

	Half year	Half year	Full year
	2006	2005	2005
	£m	£m	£m
Net cash flows from operating activities
Profit before tax (note i)	854	642	2,145
Changes in operating assets and liabilities (note ii)	73	(563)	(1,987)
Other items (note ii)	(241)	(138)	(357)
	686	(59)	(199)
Net cash flows from investing activities
Net cash flows from purchases and disposals of property and equipment	(280)	(52)	(154)
Costs incurred on purchase of Egg minority interests (note J)	(6)	—	—
Acquisition of subsidiaries, net of cash balances (note iii)	15	(91)	(68)
Disposal of subsidiaries, net of cash balances (note iii)	80	—	252
	(191)	(143)	30
Net cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (note iv):
Redemption of borrowings	(1)	(171)	(308)
Issue of borrowings	—	—	168
Interest paid	(104)	(95)	(204)
With-profits operations (note v):
Interest paid	(9)	(9)	(9)
Equity capital (note vi):
Issues of ordinary share capital	1	—	3
Dividends paid to shareholders	(260)	(213)	(328)
	(373)	(488)	(678)
Net increase (decrease) in cash and cash equivalents	122	(690)	(847)
Cash and cash equivalents at beginning of period	3,586	4,341	4,341
Effect of exchange rate changes on cash and cash equivalents	(43)	57	92
Cash and cash equivalents at end of period (note vii)	3,665	3,708	3,586

Notes

(i) Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits. It does not represent profit before tax attributable to shareholders.

(ii) The adjusting items to profit before tax include changes in operating assets and liabilities, and other items comprising adjustments in respect of non-cash items, operational interest receipts and payments, dividend receipts, income tax paid and cash flows in respect of assets categorised as available-for-sale investments. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:

	Half year	Half year	Full year
	2006	2005	2005
	£m	£m	£m
Deferred acquisition costs (excluding changes taken directly to equity)	(462)	(21)	(401)
Other non-investment and non-cash assets	(883)	(1,333)	(569)
Investments	(2,618)	(7,794)	(21,462)
Banking customer accounts	(285)	(240)	(861)
Policyholder liabilities (including unallocated surplus)	4,115	8,582	21,126
Other liabilities (including operational borrowings)	206	243	180
Changes in operating assets and liabilities	73	(563)	(1,987)

(iii) Acquisitions and disposals of subsidiaries shown above include venture subsidiaries of the PAC with-profits fund as shown in note J. In 2005, this also includes the purchase of Life Insurance Company of Georgia.

(iv) Structural borrowings of shareholder-financed operations consist of the core debt of the parent company and related finance subsidiaries, Jackson National Life surplus notes and Egg debenture loans. Core debt excludes borrowings to support short-term fixed income securities reinvestment programmes and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within operating cash flows.

(v) Structural borrowings of with-profits operations relates solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture investment subsidiaries, are categorised as operating activities in the presentation above.

(vi) Cash movements in equity capital exclude scrip dividends and share capital issued in respect of the acquisition of Egg minority interests.

(vii) Of the cash and cash equivalents amounts reported above £388 million (half year 2005: £42 million; full year 2005: £263 million) represents cash and cash equivalents of the parent company and related finance subsidiaries.

Notes on the unaudited International Financial Reporting Standards (IFRS) basis results

A. Basis of preparation and audit status

This interim financial information has been prepared using the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRS that are already endorsed by the European Union (EU) and that are applicable or available for early adoption for the next annual financial statements.

The half year 2005 financial statements published in July 2005 were prepared in accordance with the presentation, recognition and measurement bases that were expected to be applied for the full year 2005 results on first time adoption of IFRS. The comparative half year 2005 results shown within this announcement include minor changes to those previously published arising from the refinement of these bases in the second half of 2005 prior to their application to the full year financial statements.

The IFRS basis results for the 2006 and 2005 half years are unaudited. The 2005 full year IFRS basis results have been derived from the 2005 statutory accounts. The auditors have reported on the 2005 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

B. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2005.

C. Segment disclosure

	Half year	Half year	Full year
	2006	2005	2005
	£m	£m	£m
Revenue
Long-term business	13,565	17,739	39,296
Banking	457	685	1,115
Broker-dealer and fund management	518	424	895
Unallocated corporate	71	67	98
Intra-group revenue eliminated on consolidation	(138)	(147)	(279)
Total revenue per income statement	14,473	18,768	41,125
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds)
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(12,881)	(17,024)	(36,997)
Banking	(502)	(672)	(1,071)
Broker-dealer and fund management	(358)	(333)	(741)
Unallocated corporate	(16)	(244)	(450)
Intra-group charges eliminated on consolidation	138	147	279
Total charges per income statement	(13,619)	(18,126)	(38,980)
Segment results – revenue less charges (continuing operations)
Long-term business	684	715	2,299
Banking	(45)	13	44
Broker-dealer and fund management	160	91	154
Unallocated corporate	55	(177)	(352)
Profit before tax*	854	642	2,145
Tax attributable to policyholders’ returns	(162)	(182)	(1,147)
Profit before tax attributable to shareholders	692	460	998
Tax attributable to shareholders’ profits	(242)	(156)	(241)
Profit from continuing operations after tax	450	304	757
Segment results – discontinued operations (net of tax)
Banking	0	1	3
Profit for the period	450	305	760

*Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders’ profits.

D. Supplementary analysis of profit from continuing operations before tax attributable to shareholders Results analysis by business area

	Half year	Half year	Full year
	2006	2005	2005
	£m	£m	£m
UK operations
UK insurance operations	205	187	400
M&G	100	83	163
Egg	(39)	13	44
Total	266	283	607
US operations
Jackson National Life	223	157	348
Broker-dealer and fund management	8	18	24
Curian	(4)	(6)	(10)
Total	227	169	362
Asian operations
Long-term business	88	116	195
Fund management	22	2	12
Development expenses	(7)	(8)	(20)
Total	103	110	187
Other income and expenditure
Investment return and other income	33	45	87
Interest payable on core structural borrowings	(89)	(84)	(175)
Corporate expenditure:
Group Head Office	(46)	(36)	(70)
Asia Regional Head Office	(19)	(14)	(30)
Charge for share-based payments for Prudential schemes	(5)	(4)	(11)
Total	(126)	(93)	(199)
UK restructuring costs (note L)	(17)	—	—
Operating profit from continuing operations based on longer-term investment returns	453	469	957
Goodwill impairment charge (note i)	—	(95)	(120)
Short-term fluctuations in investment returns on shareholder-backed business (note ii)	39	94	211
Shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes (note iii)	200	(8)	(50)
Profit from continuing operations before tax attributable to shareholders	692	460	998

(i) Goodwill impairment charge

The charges for goodwill impairment in 2005 relate to the Japanese life business.

(ii) Short-term fluctuations in investment returns on shareholder-backed business

	Half year	Half year	Full year
	2006	2005	2005
	£m	£m	£m
US operations:
Movement in market value of derivatives used for economic hedging purposes	93	36	122
Actual less longer-term investment returns for other items	9	24	56
Asian operations	(36)	17	32
Other operations	(27)	17	1
	39	94	211

(iii) Actuarial and other gains and losses on defined benefit pension schemes

	Half year	Half year	Full year
	2006	2005	2005
	£m	£m	£m
Actuarial gains and losses
Actual less expected return on scheme assets	(57)	144	544
Experience (losses) gains on liabilities	0	(3)	1
Gains (losses) on changes of assumptions for scheme liabilities*	611	(156)	(489)
	554	(15)	56
Less: amounts attributable to the PAC with-profits fund	(354)	7	(58)
	200	(8)	(2)
Non-recurrent credit (charge)
Shareholders’ share of credit arising from reduction in assumed level of future discretionary increases for pensions in payment of the Prudential Staff Pension Scheme to 2.5%	—	—	35
Loss on re-estimation of shareholders’ share of deficit on the Prudential Staff Pension Scheme at 31 December 2005 to 30%	—	—	(63)
Effect of strengthening in actuarial provisions for increase in ongoing contributions for future service of active scheme members	—	—	(20)
	—	—	(48)
	200	(8)	(50)

*The gains and losses on changes of assumptions for scheme liabilities primarily reflect movements in yields on good quality corporate bonds. These yields are used to discount the projected pension scheme benefit payments.

The discount rates applied for the Group’s UK defined benefit schemes, and reflected in the gains and losses shown above, are as follows:

30 June 2006 5.5 per cent

31 December 2005 4.8 per cent

30 June 2005 5.0 per cent

31 December 2004 5.3 per cent

E. Tax charge

The total tax charge of £404 million for the 2006 half year (2005 half year £338 million) comprises £220 million (£217 million) UK tax and £184 million (£121 million) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £242 million for the 2006 half year (2005 half year £156 million) comprises £95 million (£52 million) UK tax and £147 million (£104 million) overseas tax.

F. Supplementary analysis of earnings per share from continuing operations

	Half year		Half year		Full year
	2006		2005		2005
	£m		£m		£m
Operating profit based on longer-term investment returns after related tax and minority interests	12.7	p	14.0	p	32.2	p
Adjustment for goodwill impairment charge	—		(4.0	)p	(5.1	)p
Adjustment from post-tax longer-term investment returns to post-tax actual investment returns (after related minority interests)	0.2	p	3.0	p	5.9	p
Adjustment for post-tax shareholders’ share of actuarial and other gains and losses on defined benefit pension schemes	5.8	p	(0.3	)p	(1.5	)p
Based on profit from continuing operations after tax and minority interests	18.7	p	12.7	p	31.5	p

G. Dividend

The interim dividend of 5.42 pence per share will be paid on 27 October 2006 to shareholders on the register at the close of business on 18 August 2006. A scrip dividend alternative will be offered to shareholders.

H. Shareholders’ equity

	30 Jun	30 Jun	31 Dec
	2006	2005	2005
	£m	£m	£m
Share capital	121	119	119
Share premium	1,808	1,560	1,564
Reserves	3,120	3,300	3,511
Total	5,049	4,979	5,194

I. Other borrowings

	30 Jun	30 Jun	31 Dec
	2006	2005	2005
	£m	£m	£m
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programmes	1,500	1,131	1,472
Non-recourse borrowings of investment subsidiaries managed by PPM America	943	1,195	1,085
Borrowings in respect of banking operations	3,535	3,888	3,856
Other borrowings	16	17	19
Total	5,994	6,231	6,432

Borrowings attributable to with-profits funds
Non-recourse borrowings of venture fund investment subsidiaries of the PAC with-profits fund	1,183	755	988
Structural borrowings (subordinated debt of the SAIF)	100	100	100
Other borrowings (predominantly external funding of consolidated investment vehicles)	759	870	810
Total	2,042	1,725	1,898

J. Acquisitions and disposals

(i) Shareholder acquisitions – Egg minority interests

In December 2005, the Company announced its intention to acquire the minority interests in Egg representing approximately 21.7 per cent of the existing issued share capital of Egg. The whole of the minority interests were acquired in the first half of 2006. Under the terms of the offer, Egg shareholders received 0.2237 new ordinary shares in the Company for each Egg share resulting in the issue of 41.6 million new shares in the Company.

The Company accounts for the purchase of minority interests using the economic entity method. Accordingly, £167 million has been charged to retained earnings representing the difference between the consideration paid (including expenses) of £251 million and the share of net assets acquired of £84 million.

(ii) PAC with-profits fund acquisitions

The PAC with-profits fund acquires a number of venture capital holdings through PPM Capital in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the Prudential Staff Pension Scheme. There were two such acquisitions during the period to 30 June 2006:

• Acquisition of 53 per cent of the voting equity interests of Histoire D’or, a jewellery retail company, in April 2006; and

• acquisition of 51 per cent of the voting equity interests of Azzuri Communications, a business IT services company, in June 2006.

These acquisitions are considered individually immaterial and therefore all 2006 half year information in the following table has been presented in aggregate. Due to the nature of the investments, it is not practicable to provide certain information for acquisitions occurring in the 2006 half year, including the pro forma Group revenue and consolidated net profit information as if the acquisitions had occurred at the beginning of the year, and the carrying amounts, in accordance with IFRS, of each class of the acquiree’s assets, liabilities and contingent liabilities immediately before acquisition.

The results of the acquisitions have been included in the consolidated financial statements of the Group commencing on the respective dates of acquisition. The earnings contributed by these acquisitions to the income statement is insignificant and is also reflected as part of the change in unallocated surplus of the with-profits fund.

The table below identifies the net assets acquired and reconciles this amount to the consideration paid for the ventures acquisitions in the six months to 30 June 2006:

Fair value on
acquisition
£m
Cash and cash equivalents	16
Other current assets	62
Property, plant and equipment	14
Other non-current assets	51
Less liabilities, including current liabilities and borrowings	(455)
(312)
Less minority interests	0
Net assets acquired	(312)
Goodwill	313
Cash consideration	1

Aggregate goodwill of £313 million has been recognised for the excess of the cost over the Group’s interest in the net fair value of entities assets, liabilities and contingent assets in the 2006 half year.

There are no intangible assets that were not recognised separately from goodwill for these companies because the fair value of the intangible asset could not be reliably measured.

(iii) PAC with-profits fund disposals

As at 31 December 2005, two venture subsidiaries were classified as held for sale; Upperpoint Distribution Limited and Taverner Hotel Group Pty Ltd. The sale of these venture subsidiaries was completed in the 2006 half year. In addition, two additional venture subsidiaries of the PAC with-profits fund were disposed of during the period, namely Orefi and Aperio Group Pty Ltd. Total cash consideration received was £93 million. Goodwill of £44 million and cash and cash equivalents of £13 million were disposed of. There are no venture subsidiaries classified as held for sale at 30 June 2006.

K. Bulk annuity reinsurance from the Scottish Amicable Insurance Fund (SAIF) to Prudential Retirement Income Limited (PRIL)

In June 2006, PRIL, a shareholder-backed subsidiary of the Company, entered into a bulk annuity reinsurance arrangement with the SAIF for the reinsurance of non-profit immediate pension annuity liabilities with a premium of £592 million. SAIF is a closed ring-fenced sub-fund of the PAC long-term fund, established by a Court approved Scheme of Arrangement in 1997, which is solely for the benefit of SAIF policyholders. As explained in the notes to the tables for the supplementary transaction measure of new business, the economic substance of the arrangement is a transfer of risks and rewards attaching to this business from SAIF policyholders to Prudential shareholders. Accordingly, for the purpose of those tables the reinsurance transaction has been recorded as ‘new business’. For Group reporting purposes the amounts recorded by SAIF and PRIL for the premium are eliminated on consolidation.

L. UK restructuring costs

On 1 December 2005, the Company announced an initiative for UK insurance operations to work more closely with Egg and M&G and in the process facilitate the realisation of substantial annualised pre-tax cost savings and opportunities for revenue synergies. The one-off restructuring cost of achieving the savings was estimated to be £50 million. As at 30 June 2006, £17 million of cost to shareholder-backed operations had been incurred.

In the first half of 2006, the level of current and projected restructuring activity has increased as a result of an end to end review of the UK business, which is in progress, that is aimed at reducing the overall cost base. The total cost of implementing this and the previously announced restructuring (as noted above) is estimated at £110 million to be incurred in 2006 and 2007, of which £70 million is anticipated to be borne by the shareholder-backed UK insurance operations and Egg and £40 million by the PAC with-profits fund.

M. Effect of adoption of IAS 32, IAS 39, and IFRS 4

The impact on total equity of adopting IAS 32, IAS 39, and IFRS 4 at 1 January 2005 was as follows:

	Shareholders’	Minority	Total
	equity	interests	equity
	£m	£m	£m
Changes on adoption of IAS 32, IAS 39 and IFRS 4 relating to:
UK insurance operations (note i)	(22)		(22)
Jackson National Life (note ii)	273		273
Banking and non-insurance operations (note iii)	(25)	(3)	(28)
Total	226	(3)	223

Notes

The changes shown above reflect the impact of remeasurement for:

(i) UK insurance operations

The reduction in shareholders’ equity of £22 million includes £20 million relating to certain unit-linked and similar contracts that do not contain significant insurance risk and are therefore categorised as investment contracts under IFRS 4.

(ii) Jackson National Life (JNL)

Under IAS 39, JNL’s debt securities and derivative financial instruments are remeasured to fair value from the lower of amortised cost and, if relevant, impaired value. Fair value movements on debt securities, net of ‘shadow’ changes to deferred acquisition costs and related deferred tax are recognised directly in equity. Fair value movements on derivatives are recorded in the income statement.

(iii) Banking and non-insurance operations

Under IAS 39, for Egg, changes to opening equity at 1 January 2005 arise from altered policies for effective interest rate on credit card receivables, impairment losses on loans and advances, fair value adjustments on wholesale financial instruments and embedded derivatives in equity savings products. The net effect on shareholders’ equity of these changes, after tax, is a deduction of £15 million. A further £10 million reduction in equity arises on certain centrally held financial instruments and derivatives.

Independent review reports by KPMG Audit Plc to Prudential plc

Introduction

We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information for the six months ended 30 June 2006 set out on pages 24 to 37. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report or for the conclusions we have reached.

Directors’ responsibilities

The Interim Report, including the IFRS financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the IFRS financial information as presented for the six months ended 30 June 2006.

/s/ KPMG Audit Plc
KPMG Audit Plc
Chartered Accountants
London
27 July 2006

Introduction

We have been engaged by the Company to review the European Embedded Value (EEV) basis supplementary information for the six months ended 30 June 2006 set out on pages 16 to 23.

The supplementary information has been prepared in accordance with the EEV Principles issued in May 2004 by the CFO Forum using the methodology and assumptions set out on pages 19 to 22. The supplementary information should be read in conjunction with the Group’s interim IFRS financial information which is set out on pages 24 to 37.

We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the supplementary information.

This report is made solely to the Company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report or for the conclusions we have reached.

Directors’ responsibilities

The Interim Report, including the EEV basis supplementary information contained therein, is the responsibility of, and has been approved by the directors. The directors have accepted responsibility for preparing the supplementary information in accordance with the EEV Principles and for determining the assumptions used in the application of those principles.

Review work performed

We conducted our review having regard to Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of management and applying analytical procedures to the supplementary information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the supplementary information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the EEV basis supplementary information as presented for the six months ended 30 June 2006.

/s/ KPMG Audit Plc
KPMG Audit Plc
Chartered Accountants
London
27 July 2006

Shareholder information

Financial calendar

Ex-dividend date for 2006 interim dividend	16 August 2006
Record date	18 August 2006
Payment of 2006 interim dividend	27 October 2006

Share dealing services

The Company’s Registrar, Lloyds TSB Registrars, offer a postal dealing facility for buying and selling Prudential plc ordinary shares, telephone 0870 242 4244. They also offer a telephone and internet dealing service, Shareview, which provides a simple and convenient way of selling Prudential plc ordinary shares. For telephone sales call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/sharedealing

American Depositary Receipts (ADRs)

The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to JP Morgan, the authorised depositary bank, at JP Morgan Service Center, PO Box 3408 South Hackensack, NJ 07606-3408, USA, telephone 001 201 680 6630 or log on to www.adr.com

Electronic communications

The Company offers all shareholders the opportunity of registering to receive future shareholder communications electronically via the internet rather than in paper form through the post. To register for the service, please refer to www.shareview.co.uk

Shareholder enquiries

Lloyds TSB Registrars, The Causeway, Worthing,

West Sussex BN99 6DA

Telephone: 0870 600 0190

Facsimile: 0870 600 3980

Textel: 0870 600 3950 (for hard of hearing)

Irish branch register

The Company operates a branch register for Irish shareholders.  All enquiries regarding Irish branch register accounts should be directed to Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Manor Street, Dublin 7. Telephone: 00 353 1 810 2400.  Facsimile: 00 353 1 810 2422

Dividends for overseas residents

It is now possible to pay dividends in some other currencies. Please telephone +44 121 415 7026 for more information.

Scrip dividend alternative

The Company will again be offering a scrip dividend alternative in respect of the interim dividend of 5.42 pence per ordinary share for the period ended 30 June 2006. The number of new shares each shareholder who elects to take scrip will be entitled to receive is calculated by dividing the total cash dividend due on each holding of ordinary shares as at the record date (18 August 2006) by the reference price for each new ordinary share.

The reference price is calculated as the average of the middle market quotations for the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange for the five business days which commenced on 16 August 2006. Further details of the scrip dividend alternative will be mailed to shareholders in September 2006.

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be obtained from Lloyds TSB Registrars. Further information about ShareGift may be obtained on 020 7337 0501 or from www.ShareGift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief.

How to contact us

Prudential plc

Laurence Pountney Hill

London EC4R 0HH

Tel: +44 (0)20 7220 7588

www.prudential.co.uk

Prudential UK & Europe

3 Sheldon Square

London W2 6PR

Tel: +44 (0)20 7334 9000

www.pru.co.uk

M&G

Laurence Pountney Hill

London EC4R 0HH

Tel: +44 (0)20 7626 4588

www.mandg.co.uk

Egg

1 Waterhouse Square

138-142 Holborn

London EC1N 2NA

Tel: +44 (0)20 7526 2500

Fax: +44 (0)20 7526 2665

www.egg.com

Jackson National Life

1 Corporate Way

Lansing

Michigan 48951

United States

Tel: +1 517 381 5500

www.jnl.com

Prudential Corporation Asia

13th Floor

One International Finance Centre

1 Harbour View Street

Central

Hong Kong

Tel: +852 2918 6300

Fax: +852 2525 7522

www.prudentialcorporation-asia.com

Analyst and investor enquiries

Tel: +44 (0)20 7548 3511

E-mail: investor.relations@prudential.co.uk

Media enquiries

Tel: +44 (0)20 7548 2007

E-mail: media.relations@prudential.co.uk

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill

London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA)

www.prudential.co.uk

Front cover photograph by Philip Ip (Hong Kong).

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

Prudential public limited company

Incorporated and registered in England and Wales

Registered office:

Laurence Pountney Hill

London EC4R 0HH

Registered number: 1397169

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority (FSA)

www.prudential.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PLC
(Registrant)

Date August 10, 2006
	By	/s/Susan Henderson

(Signature)*
SUSAN HENDERSON, DEPUTY GROUP SECRETARY

* Print the name and title of the signing officer under his signature.